PE
12-30-01





COMFORCE
CORPORATION

# Productivity Through People™



ANNUAL REPORT 2001



## To Our Shareholders:

2001 was a year in which the winds of change swept the entire country. COMFORCE, along with the rest of American businesses, was caught in the currents. Fortunately, COMFORCE's management team has many years of collective experience in thriving through downdrafts and sudden change and we were prepared to deal with the challenges.

History reflects our resourcefulness to emerge stronger through economic adversity. And we are optimistic that our diversified business mix and long-term vision will make the setbacks we experienced in 2001 no different from earlier adverse business cycles. In fact, some of the new and exciting initiatives launched in 2001 give us the confidence that the future holds even greater promise for COMFORCE and its subsidiaries.

Fortunately, our diverse range of services and client loyalty has allowed us to remain relatively stable when compared with the declining performance of the staffing industry this past year. Our desire would have been to reach our projected sales and operating profit goals; however, a convergence of events made that difficult.

In the face of a declining economic environment, which resulted in a reduction in activity from some of our larger volume technology based clients, we are modestly pleased to report that revenues for the year of $437.7 million were only 8.9% below our performance in 2000. Our operating profits declined, however, the reduction of our debt decreased our interest costs significantly. Our net income after the extraordinary gain from early debt extinguishments was $6.0 million, compared to our net income of $2.4 million in 2000. Excluding extraordinary gains in 2001 and 2000, we reported a net loss of $3.2 million, or $0.19 per basic and diluted share in 2001, compared to a net loss of $397,000 or $0.02 per basic and diluted share in 2000.

### An Improving Financial Foundation for Future Growth

We are executing on our commitment to reduce our debt load. As of year-end 2001, we had $87.0 million of the 12% Senior Notes remaining on the balance sheet; $10.4 million of the 15% PIK debentures; $8.1 million of the 8% Subordinated Notes; and $49.2 million outstanding on the revolver for a total amount of $154.7 million. This is a substantial improvement from the $197.4 million outstanding as of December 31, 2000.

Our cumulative bond repurchases since the third quarter of 2000 total $23.0 million principle amount of our 12% Senior Notes and $23.2 million of our 15% PIK debentures. The total annualized interest cost savings are approximately $4.5 million. While we are pleased with our progress, our mission is not yet complete. We will aggressively continue to explore opportunities to reduce our interest expense and improve the capital structure of the Company.

### Constant Vigilance Protects our Cost Structure

It has always been our corporate culture to maintain a flexible and lean cost structure. This underpinning, coupled with a constant campaign to increase gross margins, makes us pleased to report the following:

- The maintenance of a fairly consistent gross margin as a percentage of sales despite eroding demand and mounting competition. Our gross margin for 2001 was 20.6%, slightly lower than the 21.0% reported in 2000.
- For the first time in our history, we have had to break our unprecedented no layoff record. We were compelled to layoff employees; however, the numbers were minimal in comparison to the hundreds of people our competitors were forced to eliminate.
- One of the most comprehensive implementations in the industry of the multi-million dollar PeopleSoft® Software. This accomplishment allows us to increase payroll and customized billing volume without significantly adding staff.

### Thriving in Times of Risk – Healthcare Support Services

To honor our commitment to control our own destiny, we made the decision to aggressively broaden our position into the $7.2 billion supplementary healthcare staffing niche. In the last quarter of 2001, COMFORCE Nurse Staffing Services was added to this recession resistant base of the already existing medical office and clinical services businesses. Hospitals spent $5.5 billion on temporary nurses alone in the year 2000 and this number is expected to reach $18 billion by 2006. We feel that the addition of COMFORCE Nurse Staffing Services has the potential to add substantially to the approximate $20 million in sales that the Healthcare Support Services niche generated in 2001.

The national shortage of credentialed coders, nurses and other medical professionals makes COMFORCE Healthcare Support Services a candidate for stardom in our family of niche specialties for 2002 and beyond.

**Technology Drives our Future**

In spite of the cutback in technology spending, we believe our Information Technology Division fared well in comparison with many of our competitors. This Division increased revenues by 4.2% and also increased in operating profits in a highly competitive environment. Leading labor indicators still predict that technology represents one of the leading sectors for future job growth. These facts, coupled with the bottoming out of demand in IT, support our long-term forecast for a resurgence and modest growth in Information Technology.

Our commitment to customers in the Technical Services Division demonstrates our confidence in technology as one of the building blocks for our future. The loyalty of long-term clients in both the government and private sectors, who are involved in accelerating defense and related initiatives, make this Division a candidate for growth in 2002. In addition to these prospects, this Division's client mix spans a broad cross-section of consumer-oriented industries, which are fairly resistant to economic declines.

**The Foundation for the Future**

The swift and unpredictable decline nationally of the telecom industry drastically affected our Telecom Division. We have restructured and are committed to a new and longer-term strategy based on the changing demands of both our new and loyal telecom clients. The switch to a broader service platform is being accommodated through a partnership with another ISO-certified Engineering, Furnish and Installation (EF&I) organization. We feel that this partnership will enable us to maintain strategic business relationships with our clients in the future.

Our Human Capital Management segment, operating through our PRO Unlimited® subsidiary, regrouped nicely in the fourth quarter despite the loss of revenues from a few major technology dependent clients. The year 2001 provided the foundation for future expansion into a broader range of new services in the human capital management arena. Their accelerated penetration into Contingent Staffing Management Services provides clients with end-to-end solutions for the flawless procurement, tracking and engagement of the contingent workforce. Clients benefit from a seamless information and communication flow of on and off-site management for all categories of supplementary employees. A web-based proprietary software, WAND (Workforce Alliance Network Database) gives PRO the competitive edge in this unique service arena.



PRO's continued goal of leadership in the solution of the 1099 Independent Contractor management dilemma and Professional Payrolling Services is expected to propel them forward toward increased sales and greater profitability in 2002.

**COMFORCE Financial Outsourcing Services #1 in the U.S. and Canada**

A challenged performer in 2001 was our Financial Outsourcing Services segment. Through THISCO® and Brentwood Service Group® and their divisions, we have taken financial outsourcing services to a new plateau by providing more than capital for our specialized niche clients in the supplementary staffing, professional consulting and healthcare industries. Our entry into healthcare is one of the most promising of our targeted industries for outsourcing.

Leaning on 40 years of management's experience in the staffing industry, THISCO and Brentwood are able to develop strategic relationships with their clients. Their in-depth knowledge of the operational and sales nuances of their clients' businesses makes them an irreplaceable asset. As banks tighten their credit restrictions and other lenders restrict financing because of lack of knowledge of the staffing industry, our opportunity to gain market share in this niche is exceptional.

We have no apprehension about the destiny of COMFORCE. Our confidence for future growth and profitability is based on a sound foundation and many years of experience in the staffing industry. We know that the loyalty of our clients and our ability to deliver unparalleled quality of service will propel us ahead despite the unknown challenges of 2002.

As we look forward, I would like to thank everyone who has been loyal to COMFORCE: our employees, clients, licensees and most of all you, our shareholders. Your continued interest and support is deeply appreciated.

Sincerely,

John Fanning

John Fanning
Chief Executive Officer

# FINANCIAL HIGHLIGHTS

(In Thousands, Except Per Share Amounts)

| | December 30, 2001 | December 31, 2000 | December 31, 1999 |
|---|---|---|---|
| ***Results of Operations:*** | | | |
| Net Sales | **$437,699** | $480,325 | $436,221 |
| Gross Profit | **90,253** | 100,723 | 84,120 |
| Income from operations | **17,030** | 25,437 | 21,863 |
| EBITDA | **24,905** | 34,108 | 28,780 |
| Loss before extraordinary gain | **(3,223)** | (397) | (2,038) |
| Gain on early debt extinguishment, net of taxes* | **9,263** | 2,784 | - |
| Net Income (loss) | **6,040** | 2,387 | (2,038) |
| Diluted income (loss) per share: | | | |
| Income (loss) before extraordinary gain | **(0.19)** | (0.02) | (0.12) |
| Gain on early debt extinguishment, net of taxes* | **0.55** | 0.17 | - |
| Net Income (loss) | **$ 0.36** | $ 0.15 | $ (0.12) |
| ***Balance Sheet Data:*** | | | |
| Working Capital | **$ 57,902** | $ 88,942 | $ 65,808 |
| Total Assets | **240,009** | 283,414 | 249,710 |
| Long-Term Debt | **154,720** | 197,421 | 178,346 |
| Stockholders' Equity | **52,537** | 46,374 | 43,163 |

NET SALES
*(dollars in millions)*


436.2
480.3
99
00
01

GROSS MARGIN
*(in percentages)*


19.3
21.0
20.6
99
00
01

EBITDA
*(dollars in millions)*


28.8
34.1
99
00
01

NET INCOME
*(dollars in millions)*


(2.0)
99
00*
01*

* Included in 2001 are the repurchases of $13.0 million principal amount of the Company's 12% Senior Notes due 2007 for a cash purchase price of $8.9 million and $23.2 million principal amount of its 15% Senior Secured PIK Debentures due 2009 of which $5.2 million were purchased for $2.5 million and $18.0 million were exchanged for the Company's 8% Subordinated Convertible Note due 2009 in the principal amount of $8.0 million plus $1.0 million in cash.

Repurchases of $10.0 million face value of the Company's 12% Senior Notes due 2007 for a purchase price of $5.1 million are included in fiscal year 2000.

## CAPITALIZING ON TRENDS - SUPPLEMENTAL STAFFING A $77 BILLION DOLLAR INDUSTRY

The growing supplemental staffing industry has reached unprecedented proportions. In 2000 it burgeoned into a $77 billion industry. Over 90% of American businesses supplement their core of permanent employees with a myriad of skilled contract and supplemental personnel. COMFORCE has capitalized on this ever-growing trend and maximized its potential by servicing the fastest-growing niche business sectors through 53 company-owned and licensed offices across the United States.

COMFORCE clients range from emerging growth companies to Fortune 500 corporations, as well as critical government agencies. Their ability to cut fixed labor costs by using experienced and pre-screened contract employees on a "just in time", as needed basis, generated $437.7 million in revenues for COMFORCE in 2001. Historically the supplemental staffing industry is a leading indicator and one of the first industries to benefit as a slow economy recovers. This impetus, coupled with our increased focus on healthcare staffing services, gives COMFORCE basis for optimism in 2002.

### PEOPLE AUGMENTING TECHNOLOGY

**COMFORCE Information Technology Services** provides technology professionals for systems and computer hardware, software and network functions. COMFORCE people support each stage of a company's technology development cycle. Whether it's a timely turn-key project solution, staff augmentation for existing systems, or just filling in the gaps, COMFORCE contract consultants deliver excellence.

COMFORCE is more than a people supplier. We function as a true business partner with our clients. We enhance productivity at every stage of a company's technology business cycle. COMFORCE people perform needs assessments, applications design, development and maintenance. COMFORCE web designers, developers, programmers and systems analysts are there to fill the full range of needs, including complete "help desk" and call center staffing. COMFORCE people help to plan, protect and contain costs, productivity, and systems integrity. New system implementations, upgrades and disaster planning are delivered on time and within budget.

### UNPARALLELED RECRUITING EXPERTISE

The recruiting and retention of our much sought after team of information technology professionals for our clients' use is a COMFORCE priority. America's global lead in worker productivity and technological innovation is largely due to the contributions of skilled contract employees. The events of 2001 leveled the playing field between the supply of skilled people and demand. However, the clamor for scarce cutting-edge skills exists perpetually. Management is pleased at the manner in which this Division has performed in the face of a sluggish economy and declining demand. We believe that our focus on the recruitment of difficult-to-source skills will enable COMFORCE Information Technology Services to profit in a healthier economic climate.



## COMFORCE - PEOPLE PROVIDING HEALTHCARE MOMENTUM

**Healthcare Support Services** gives COMFORCE the ability to meet the growing demand for medical support personnel to a multitude of healthcare facilities. The growing $1.2 trillion healthcare industry has made our recession resistant Healthcare Support Services Division one of our faster growing specialty niches. The demographics of an aging population, increased regulatory and cost cutting constraints from both government and insurance sectors, add to the plus side of the demand equation. This Division capitalizes on these factors by providing interim office and clinical personnel to multi-physician group practices, hospitals, HMO's, clinics and insurers nationwide.



### BEHIND PATIENT CARE

**COMFORCE Medical Office Support Services** provides trained and experienced staff for medical office administration, insurance claims processing, billing, transcription and confidential patient record keeping. This support is critical to expedient patient processing and insurance payment reimbursement for suppliers and patients. Increasing federal regulations, computerization, cost cutting and consolidation, strains even the most efficient facilities. COMFORCE people accelerate all processes and improve the productivity and profitability of any size in or out patient facility.

Meeting the demand for patient care, paper work and the automation cycle of medical delivery with consistently high client satisfaction ratings, enables COMFORCE to command higher gross margins for all of our services. The integral relationship between medicine and technology has fostered a demand for our medically astute information technology professionals to take the lead in automating the documentation, record keeping and accounting processes for COMFORCE clients.

### CREDENTIALED CODERS AT OUR CLIENTS' DOORSTEP

In response to the growing backlog of medical insurance reimbursements and the shortage of credentialed medical coders, the **Traveling Medical Coder Division** was born. Our swift and streamlined placement process gives COMFORCE the ability to offer cost-effective coding support at the clients' site anywhere in the country and provide accurate coding services for inpatient, outpatient, ambulatory surgery, emergency room and evaluation and management coding. This Division, headquartered in Tampa, Florida, is dedicated exclusively to placing Traveling Medical Coders on a contract basis across the country.

### "ONE-STOP SHOPPING" FOR MEDICAL SUPPORT SERVICES



In order to provide our healthcare clients with full service solutions and a one-stop shopping source, **COMFORCE Clinical Services** provides professionals such as medical assistants, phlebotomists, pharmacy technicians and medical technologists. These professionals are thoroughly reference checked, licensed if necessary, insured and bonded for long or short-term assignments. Because of critical security and privacy issues, a rigorous screening and orientation procedure is part of the COMFORCE recruiting process.

**COMFORCE Nurse Staffing Services** rounds out our roster of clinical services. COMFORCE plans a major thrust into the higher-margin nursing niche in 2002. It is estimated that in the year 2000 hospitals alone spent nearly $5.5 billion on temporary nurses. Nurse Staffing Services is expected to grow because of the unprecedented and increasing shortage of trained nursing personnel. The need for medical institutions to cut fixed labor costs due to government and insurance company cutbacks, makes supplemental nurse staffing a viable option. Our objective is continue to expand this Division to serve hospitals and major physician practices with Registered Nurses, Licensed Practical and Vocational Nurses. These in demand disciplines provide excellent prospects for increased sales and profitability for this Division in 2002.

## COMFORCE PEOPLE – SUPPORTING RESEARCH AND DEVELOPMENT

**LabForce Scientific Support Services** continues to capitalize on the expanding opportunities provided by pharmaceutical, biotechnical, chemical and consumer products companies where innovation, research and testing requires qualified people on a cyclical basis. The use of supplemental professionals ranging from lab technicians, chemists, biologists, quality control scientists, chemical engineers and many other skilled and qualified specialists makes economic sense.

As products are tested, developed and released, COMFORCE scientific professionals are perfectly matched to meet the immediate and ever changing needs of our client companies. 2001 was a year of cutbacks and uncertainty for many of our clients and our sales reflected this hesitancy. We expect to see a resurgence of this Division as companies regroup and budget more R & D monies in 2002.

## COMFORCE TECHNICAL PEOPLE – MAKING IDEAS A REALITY

**COMFORCE Technical Services** brings our clients' projects to life. Even though 2001 was a year of unanticipated setbacks for many of our clients, this sector has historically been resilient and future forecasts are positive. Because of our 40 plus years of experience in servicing a diversity of industries, including military and defense, we feel we can quickly refocus our energies to meet the changing demands of our clients for 2002. The acceleration of defense related research and manufacturing in the government and private sectors put COMFORCE in the forefront of vendors being considered for major contracts where a history of proven technical skills and security clearance are mandatory.

### DIVERSIFICATION – THE KEY TO SUCCESS

To further support our optimism for this Division, we feel strongly that the cyclicality of some of the industries we service will be tempered by our food, pharmaceutical, chemical and processing industry clients which have undergone less severe pressures in the current cycle.

This Division has an impressive database of diversely skilled technicians. Included in this database are multiple categories of experienced engineers, designers, research scientists and technical writers. Our large cadre of electronic and electromechanical assemblers are available to backup and execute our complex technical planners and designers. These skilled support people provide the circuitry and assembly, which complete the products production cycle. Technical Services is capable of supporting multimillion-dollar ongoing projects or individuals for shorter-term assignments.



## COMFORCE TELECOM – PEOPLE PROVIDING NEW BUSINESS SOLUTIONS FOR TELECOMMUNICATIONS

**Telecom Services** is committed to a new, long-term vision for 2002. Due to the nationwide downturn in the telecommunications industry in 2001, our goal is to capture the upside of this fast and unexpected downturn. This change of direction is a result of the changing demands of our loyal telecom clients. Our strategic planning is directed at accommodating our clients' thrust to a broader service platform.

### QUALITY ASSURANCE THROUGH ISO CERTIFICATION

COMFORCE Telecom's Engineering, Furnish and Installation (EF&I) Division became ISO-certified in 2001. In 2001 we also partnered with another successful ISO-certified EF&I organization to satisfy the demand for the broader, full service platforms of our clients. Through this partnership we are positioned to serve as strategic partner to help our customers regroup and prepare for the future in switch, power, optical and wireless projects.

We continue to focus on the build out of wireless and the continuing wire line transition from switched to packet-based transmission. We are developing **COMFORCE Wireless Solutions** as part of our extended service platform to meet the more complex service requirements of our clients. We believe the aggressive cost-cutting measures we accomplished in 2001 coupled with our restructuring plans makes the longer-term prospects bright for renewed growth.

## COMFORCE – PROVIDING DOWNSIZING SOLUTIONS



**COMFORCE Payroll Transfer Plan Services, P-T-P,** provides a timely option for companies confronted with downsizing mandates. Faced with the need for critically skilled people even in business downturns, companies can use their laid-off or former employees by putting them on our payroll. COMFORCE becomes the employer of record paying all the mandated payroll taxes and handling the numerous administrative functions of employment.

By maximizing on this flexible staffing option, companies can also use the skills of retired employees or specially skilled employees for special projects. They choose the employees, allowing COMFORCE to save on recruiting costs. We in turn can pass these savings on to them with a more economical bill rate. This is also a no risk, "try before you buy" hiring solution. Using a new employee on our payroll for their trial period alleviates possible legal exposure and also protects a client's unemployment insurance experience rating by eliminating the hire-fire cycle. This pragmatic and cost-saving human resource staffing option is becoming increasingly popular by mid and large-sized companies nationwide.

## COMFORCE PEOPLE – ASSURING PEAK PERFORMANCE

COMFORCE realizes that saving our clients' time is a measurable benefit. The convenience and timesavings of providing one-stop shopping for all of their contingent staffing needs is a tangible value-added service. **COMFORCE Administrative Staffing Services** provides our clients with the opportunity to order from COMFORCE company-owned and licensed offices, a full range of people with technology-based office skills. Pre-tested, experienced administrative assistants, word processors, spreadsheet and database specialists, along with hundreds of other skilled office professionals, are ready to be dispatched on a moment's notice for long or short-term assignments.

**The Direct Hire and Smart Hire®** options are additional services which avail COMFORCE clients to hire our staffers on a permanent basis as full time employees. We make this accommodation using pre-agreed upon financial and time-based formulas as our compensation. This is the ultimate hiring scenario for our clients, another opportunity "to try before they buy". They are able to observe the people we recruit for them in their companies' environment with absolutely no obligation to hire them. These options provide win-win employment solutions for clients, employees and COMFORCE.

## PRO UNLIMITED – MANAGING CLIENTS MOST VALUABLE ASSETS

The COMFORCE Human Capital Management segment, operating though our **PRO Unlimited** subsidiary, is a national leader in managing companies most valuable asset, human capital. Despite the fall off from major technology clients in 2001, PRO overcame these multimillion-dollar setbacks and had another successful year. The range of human capital management services PRO provides gives optimism for growth in 2002.

**Contingent Staffing Management** expertise makes PRO a leader in providing end-to-end solutions for the flawless procurement, tracking and engagement of the contingent workforce. Utilizing WAND (Workforce Alliance Network Database), a state-of-the-art web-based proprietary software, PRO assures clients a seamless information and communication flow for on or off site management of all categories of the contingent workforce.

Operating in a vendor neutral capacity, PRO provides intellectual capital, technology and support that no other vendor has access to. These unmatched and massive intellectual resources help PRO to provide unique support for the fastest-growing labor segment of the workforce, contingent staffing.



### PRO SOLVING THE 1099 INDEPENDENT CONTRACTOR DILEMMA

PRO has pioneered the 1099 Management Solution by developing a service aimed at helping companies address the inherent tax and benefit risks associated with the use of consultants, returning retirees and others as 1099 independent contractors. The program includes: the evaluation of worker status, on-going education and training, file documentation, audit support and professional payrolling services.

As the uncontested leader, the PRO team includes a group of 1099 compliance experts led by experienced former IRS auditors. An exclusive WEBSCORE system assists these experts in determining whether their clients' 1099 independent contractors and other small suppliers are, in fact, independent in the eyes of the taxing authorities.

**PRO Professional Payrolling Services** acts as a third party payroll service for professional-level workers providing an additional contingent workforce strategy for many large companies. Whether they're misclassified independent contractors, returning retirees, or other mission-critical professional level workers sourced by the client, the need for a third party administrator has never been greater. For 11 years, PRO has also been a leader in this arena providing this service for thousands of workers in all 50 states. PRO is in an ideal position through its advanced technology and proprietary processes to capitalize on current trends toward **Consultant Consolidation Services**. This unique service manages and tracks a company's use of legitimate 1099 Independent Contractors and small consulting firms. Utilizing exclusive systems and software, PRO reduces multiple vendor relationships and invoices to one, thereby substantially reducing paperwork.

**Single Source Human Capital Management** – Top companies in American business look to PRO to manage their contingent workforce. PRO provides customized human capital management services on a large scale with a personalized touch. A customized single vendor source meets the needs of clients and employees alike, placing PRO far ahead of its competition in the U.S.

# COMFORCE FINANCIAL OUTSOURCING SERVICES - #1 IN THE INDUSTRY



With client confidentiality as a priority, our **COMFORCE Financial Outsourcing Services** segment is the largest payroll funding supplier for independent supplementary staffing and professional consulting companies in North America. With extensive years' experience in providing the ultimate outsourcing solution to independent staffing and consulting business owners, THISCO and Brentwood Service Group subsidiaries provided $405 million in payroll billing dollars for the year 2001.

Our staffing industry clients' needs are customized and specialized. COMFORCE provides a wide range of funding, payroll/billing, and consulting services through THISCO, Brentwood Service Group and their divisions: Computer Consultants Funding Company®, Information Technology Funding and Support®, Staffing Professionals Funding Group®, Medical Staffing Funders™ and Hospital Staff Funding™.

### SPECIALISTS SERVING SPECIALISTS

Because of our experience and understanding of the needs of our clients in the staffing and consulting industries, THISCO and Brentwood are able to offer more than payroll funding. We offer a complete menu of value-added services such as back-office administrative support, payroll, billing and tax filings. Flexible funding terms, not offered by traditional lenders and recruiting and sales training make their services unique and in demand. COMFORCE Financial Outsourcing Services provides "More Than Money".

Comprehensive industry knowledge helps THISCO, Brentwood and their Divisions to serve as a strategic partner to independent staffing companies. We believe that a proven reputation and business expertise enhance our competitive position as one of the leading payroll/funding services to the staffing and consulting industry in North America.

### DEDICATED TO OUR CLIENTS' BUSINESS SUCCESS

THISCO and Brentwood Services Group are both deeply committed to the success of their clients' companies. With COMFORCE behind them, clients have the necessary capitalization to support their growth initiatives. The availability of unlimited funding of up to 100% of their eligible accounts receivable alleviates restrictive credit limits. This offers our clients the opportunity to improve their cash flow and optimize equity development.

### LARGEST SPECIALIZED FUNDING COMPANY IN CANADA

The expansion into Canada has provided an untapped market for outsourcing of flexible payroll funding solutions and payroll/billing services.
The continued aggressive targeting of the Canadian market in 2001 helped growth significantly after only two years in the marketplace. Funding is still an extremely fragmented market in Canada and we feel that this market has great untapped potential. Outsourcing services shows prospects of being another star in our galaxy of services in 2002.

# Financial Review





# SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical financial data of the Company as of and for each of the five years in the period ended December 30, 2001. The Company derived the statement of operations and balance sheet data as of and for each of the five years in the period ended December 30, 2001 from its audited historical consolidated financial statements (in thousands, except per share data).

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Statement of Operations Data:**(1) | | | | | |
| Net sales of services | **$437,699** | $480,325 | $436,221 | $459,022 | $216,521 |
| Operating income | **17,030** | 25,437 | 21,863 | 24,924 | 6,865 |
| Income (loss) before extraordinary gain | **(3,223)** | (397) | (2,038) | 805 | (3,700) |
| Income (loss) available to common stockholders before extraordinary gain | **(3,223)** | (397) | (2,038) | 784 | (4,437) |
| Gain on early debt extinguishment, net of taxes(2) | **9,263** | 2,784 | — | — | — |
| Income (loss) available to common stockholders | **6,040** | 2,387 | (2,038) | 784 | (4,437) |
| Diluted income (loss) per share: | | | | | |
| Income (loss) available to common stockholders before extraordinary gain | **$ (0.19)** | $ (0.02) | $ (0.12) | $ 0.05 | $ (0.33) |
| Extraordinary gain | **0.55** | 0.17 | — | — | — |
| Net income (loss) available to common stockholders | **$ 0.36** | $ 0.15 | $ (0.12) | $ 0.05 | $ (0.33) |
| **Balance Sheet Data:** | | | | | |
| Working capital | **$ 57,902** | $ 88,942 | $ 65,808 | $ 65,563 | $ 59,762 |
| Accounts receivable, net | **80,029** | 119,067 | 81,834 | 81,680 | 72,865 |
| Intangible assets, net | **134,283** | 137,655 | 139,010 | 138,847 | 135,516 |
| Total assets | **240,009** | 283,414 | 249,710 | 246,082 | 235,934 |
| Total debt, including current maturities | **154,720** | 197,421 | 182,346 | 178,579 | 171,038 |
| Preferred stock | **—** | — | — | — | 1 |
| Stockholders' equity | **52,537** | 46,374 | 43,163 | 44,334 | 39,402 |

(1) Results for the year ended December 31, 1997 include results of RHO Company, Incorporated from the acquisition date of February 28, 1997 through December 31, 1997 and results of Uniforce Services, Inc. from the acquisition date of November 26, 1997 through December 31, 1997. Results for the year ended December 31, 1998 include results of Camelot Consulting Group Inc., Camelot Communications Group Inc., Camelot Control Group Inc. and Camelot Group Inc. (collectively, "Camelot") from the acquisition date of January 27, 1998 through December 31, 1998. Results for the year ended December 31, 2000 include results of Gerri G. Inc. from the acquisition date of February 6, 2000 through December 31, 2000.

(2) During 2000, the Company repurchased $10.0 million face value of its 12% Senior Notes due 2007 for a purchase price of $5.1 million. The net extraordinary gain that was realized by these repurchases was $2.8 million, which includes the reduction of $200,000 of deferred financing costs associated with the repurchases, net of tax expense of $1.9 million. During 2001, the Company repurchased (i) $13.0 million principal amount of its 12% Senior Notes due 2007 for a cash purchase price of $8.9 million and (ii) $23.2 million principal amount of its 15% Senior Secured PIK Debentures due 2009 (with accrued and unpaid interest thereon of $1.2 million), of which Debentures in the principal amount of $5.2 million (bearing accrued, unpaid interest of $340,000) were purchased for a purchase price of $2.5 million and Debentures in the principal amount of $18.0 million (bearing accrued, unpaid interest of $860,000) were exchanged for the Company's 8% Subordinated Convertible Note due December 2, 2009 in the original principal amount of $8.0 million, plus $1.0 million in cash. The net extraordinary gain that was realized by these repurchases was $9.3 million, which includes the reduction of $1.1 million of deferred financing costs associated with the repurchases, net of tax expense of $6.6 million. See also "Financial Condition, Liquidity and Capital Resources".

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion set forth below supplements the information found in the consolidated financial statements and related notes.

**Overview**

From the time it entered the staffing business in October 1995 through January 1998, the Company completed 10 acquisitions. In February 2000, it completed one additional acquisition. Each of these acquisitions has been accounted for on a purchase basis and the results of operations of each of the businesses acquired have been included in the Company's historical consolidated financial statements from the date of acquisition. Certain of these acquisitions provide for contingent payments by the Company as a part of the purchase consideration based upon the operating results of the acquired businesses for specified future periods. The acquisitions were financed by the Company principally through the issuance of debt and equity securities and borrowings under credit facilities.

Staffing personnel placed by the Company are employees of the Company. The Company is responsible for employee related expenses for its employees, including workers' compensation, unemployment compensation insurance, Medicare and Social Security taxes and general payroll expenses. The Company offers health, dental, disability and life insurance to its eligible billable employees. Staffing and consulting companies, including the Company, typically pay their billable employees for their services before receiving payment from their customers, often resulting in significant outstanding receivables. To the extent the Company grows, these receivables will increase and there will be greater requirements for borrowing availability under its credit facility to fund current operations.

The Company reports its results through three operating segments — Staff Augmentation, Human Capital Management Services and Financial Outsourcing Services (formerly known as Financial Services). The Staff Augmentation segment provides information technology (IT), telecom, healthcare support, technical and other staffing services. The Human Capital Management Services segment provides contingent workforce management services. The Financial Outsourcing Services segment provides payroll, funding and back office support services to independent consulting and staffing companies.

**Recent Developments**

The following is a discussion of certain developments that have occurred since the beginning of the Company's 2001 fiscal year. This discussion is not intended to be an exhaustive discussion of all material events that have occurred during this period.

***Change in Fiscal Year***

On March 22, 2001, the Company's Board of Directors adopted a resolution to change the Company's fiscal year, which previously was a calendar year. Beginning in 2001, the fiscal year consists of the 52 or 53 weeks ending on the last Sunday in December. Accordingly, the Company's fiscal year for 2001 ended on Sunday, December 30, 2001.

***Amendments to Credit Facility***

On January 5, 2001, the Company entered into an amendment of its revolving credit facility agented by IBJ Whitehall Business Credit Corporation (the "IBJ Credit Facility") to increase the Company's borrowing availability from $100.0 million to $110.0 million when additional lending institutions requested to join the loan syndicate. On March 5, 2001, the Company entered into a second amendment of the IBJ Credit Facility to permit borrowings thereunder to repurchase the Company's 15% Senior Secured PIK Debentures due 2009 (the "PIK Debentures") under certain circumstances. As amended, the IBJ Credit Facility permits the use of up to $16.5 million in loan proceeds to pay the aggregate repurchase prices of its Senior Notes due 2007 (the "Senior Notes") and PIK Debentures, including tax liabilities and other costs associated with any repurchase, not more than $9.0 million of which may be used to pay the repurchase price of PIK Debentures and such associated costs. As of September 21, 2001, the Company entered into a third amendment to the IBJ Credit Facility to authorize the exchange of PIK Debentures for the Company's 8% Subordinated Convertible Note due December 2, 2009 in the principal amount of $8.0 million, as more fully described under "Recent Developments—Repurchase of Senior Notes and PIK Debentures". As of December 7, 2001, the Company entered into a fourth amendment of the IBJ Credit Facility to reduce the maximum amount of borrowing availability under the IBJ Credit Facility from $110.0 million to $95.0 million and to liberalize the borrowing base calculation in certain circumstances. In addition, also as of December 7, 2001, the Company entered into a fifth amendment of the IBJ Credit Facility to create additional flexibility for borrowings with respect to the Company's payroll funding business. However, through the banks' imposition of limitations on the Company's payroll fundings, the benefits realized by the Company as a result of these amendments are insignificant.

***Repurchase of Senior Notes and PIK Debentures***

As part of its continuing strategy to reduce its higher interest rate debt and improve its balance sheet, in the first quarter of 2001, the Company completed the repurchase of $13.0 million principal amount of its Senior Notes for $8.9 million and $5.2 million principal amount of PIK Debentures (with accrued and unpaid interest thereon of $340,000) for $2.5 million, the repurchase prices of which were paid from lower interest rate borrowings under the IBJ Credit Facility.

In the third quarter of 2001, the Company completed the exchange of $18.0 million principal amount of PIK Debentures (with accrued and unpaid interest thereon of $860,000) for the Company's 8% Subordinated Convertible Note due December 2, 2009 in the principal amount of $8.0 million (the "Convertible Note"), plus $1.0 million in cash. Interest on the PIK Debentures accrues at the rate of 15% per annum and, through December 1, 2002, may, at the election of the Company, be paid-in-kind through its issuance of additional PIK Debentures. The Convertible Note bears interest at the rate of 8% per annum, payable semi-annually on June 1 and December 1 in each year. Through December 1, 2003, interest on the Convertible Note may, at the election of the Company, be paid-in-kind through its issuance of additional Convertible Notes. The Convertible Note is convertible into the Company's common stock based on a price of $1.70 per share of common stock, provided that if such conversion would result in a change of control occurring under the terms of the indentures governing the PIK Debentures or the Senior Notes, the Convertible Note will be convertible into shares of non-voting preferred stock having a nominal liquidation preference (but no other preferences), which in turn will be convertible into common stock at the holder's option at any time so long as the conversion would not result in a change of control. Notice of conversion must be given at least 61 days in advance. See "-Related Party Transaction," below.

***Related Party Transaction***

As described above under "-Repurchase of Senior Notes and PIK Debentures," in September 2001, the Company completed the exchange of $18.0 million principal amount of PIK Debentures for the Convertible Note in the principal amount of $8.0 million, plus $1.0 million in cash. A limited partnership in which John Fanning, the Company's Chairman and Chief Executive Officer, holds the principal economic interest, was the holder of the $18.0 million PIK Debentures that were exchanged for the Convertible Note and cash. Rosemary Maniscalco, a director of the Company, is the general partner of this limited partnership. By virtue of this position, she is deemed to be a beneficial owner of the Convertible Note. Prior to the exchange, the Company received the consent to eliminate certain of the covenants in the indenture governing the PIK Debentures.

The purpose of this transaction was to improve the Company's balance sheet through the exchange of higher interest rate debt (15% per annum) for lower interest rate debt (8% per annum) and elimination of $10.0 million of debt. No other holder of PIK Debentures accepted the Company's offer of exchange and repurchase on these terms. The Company obtained the opinion of an independent investment banking firm that this transaction was fair to the Company from a financial point of view. See note 8(c) to the consolidated financial statements for a description of the Convertible Note.

**Critical Accounting Policies and Estimates**

Management's discussion addresses the Company's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, intangible assets, income taxes, workers' compensation, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company determines a need for a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or a part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. The Company assesses the recoverability of long-lived assets, intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. When the Company determines that the carrying value of the long-lived assets, intangible assets and goodwill may not be recoverable, it measures any impairment based on comparing future cash flows (undiscounted and without interest charges) expected to result from the use or sale of the asset and its eventual disposition, to the carrying amount of the asset.

**Results of Operations**

***Year Ended December 30, 2001 Compared to Year Ended December 31, 2000***

Net sales of services for the year ended December 30, 2001 were $437.7 million, a decrease of 8.9% from net sales of services for the year ended December 31, 2000 of $480.3 million. The Company suffered a decrease in net sales of services in each of its three segments. In the Staff Augmentation segment, the decrease is principally attributable to a sharp decline in the telecom industry resulting in lower sales to telecom customers, partially offset by higher sales to information technology customers. Also, due to the continuing effects of the economic recession, sales were lower in both the Human Capital Management Services and Financial Outsourcing Services segments.

Cost of services for the year ended December 30, 2001 was 79.4% of net sales of services as compared to cost of services of 79.0% for the year ended December 31, 2000. The cost of services as a percentage of net sales for 2001 increased from 2000 levels principally as a result of lower sales (and gross margin percentages on sales) to telecom customers and a decrease in permanent placement fees, partially offset by the Company's continued focus on higher-margin niche products in the Staff Augmentation segment.

Selling, general and administrative expenses as a percentage of net sales of services were 14.9% for the year ended December 30, 2001, compared to 13.9% for the year ended December 31, 2000. This increase is principally a result of a $2.4 million write-off in the fourth quarter of 2001 relating to uncollectible funding and service fees receivable, and higher payroll and recruiting costs with respect to non-billable staff and investments to expand the infrastructure for the Company's Human Capital Management Services segment during the first half of 2001, offset partially by initiatives made by management during the second half of 2001 to reduce costs. Excluding the write-off, selling, general and administrative expenses as percentage of net sales were 14.4% for the year ended December 30, 2001.

Operating income for the year ended December 30, 2001 was $17.0 million as compared to operating income of $25.4 million for the year ended December 31, 2000. This 33.1% decrease in operating income for the year ended December 30, 2001 resulted principally from a decrease in sales in each of the Company's three segments, particularly in the telecom sector, the $2.4 million write-off referred to above and an increase in depreciation and amortization. Operating income for 2000 included a one-time $1.1 million charge for the settlement of a longstanding lawsuit (see note 11 to the consolidated financial statements).

The Company's interest expense for the year ended December 30, 2001 is attributable to the IBJ Credit Facility, the Convertible Note (which was issued in September 2001), the Senior Notes and the PIK Debentures. The Company's interest expense for the year ended December 31, 2000 is attributable to its former credit facility with institutional lenders which was terminated in December 2000 (the "Retired Credit Facility"), the IBJ Credit Facility (which was entered into in December 2000), the Senior Notes and the PIK Debentures. The IBJ Credit Facility was entered into to repay the Retired Credit Facility and provide the Company with additional borrowing availability. The obligations evidenced by the Retired Credit Facility and those evidenced by the Senior Notes and PIK Debentures were incurred in 1997, principally in connection with the funding of business acquisitions.

During the first quarter of 2001, the Company repurchased $13.0 million principal amount of Senior Notes for $8.9 million and $5.2 million principal amount of PIK Debentures for $2.5 million (including accrued and unpaid interest of $340,000), the repurchase prices of which were paid from lower interest rate borrowings under the IBJ Credit Facility. In September 2001, the Company completed the exchange of $18.0 million principal amount of PIK Debentures (including accrued and unpaid interest of $860,000) for its Convertible Note in the original principal amount of $8.0 million (bearing interest at the per annum rate of 8%), plus $1.0 million in cash. The extraordinary gain realized by the Company during the year ended December 30, 2001 as a result of the repurchases (including the exchange) was $9.3 million, which includes the reduction of $1.1 million of deferred financing costs associated with these transactions, net of tax expense of $6.6 million. See "Financial Condition, Liquidity and Capital Resources."

The interest expense was lower for the year ended December 30, 2001 as compared to the year ended December 31, 2000 due to lower market interest rates and lower borrowing levels under the IBJ Credit Facility as well as the reduction of Senior Notes and PIK Debentures through the repurchases (including the exchange) described above.

The income tax provision for the year ended December 30, 2001 was $303,000 on a loss of $2.9 million before taxes and the extraordinary gain associated with the retirement of the Senior Notes and PIK Debentures through the repurchases and exchange described above. The income tax provision for the year ended December 31, 2000 was $3.1 million on income before taxes and extraordinary gain of $2.7 million. The difference between the federal statutory income tax rate and the Company's effective tax rate relates primarily to the nondeductibility of amortization expense associated with certain intangible assets, the nondeductibility of a portion of the interest expense associated with the PIK Debentures and state income taxes.

***Year Ended December 31, 2000 Compared to Year Ended December 31, 1999***

Net sales of services for the year ended December 31, 2000 were $480.3 million, an increase of 10.1% from net sales of services for the year ended December 31, 1999 of $436.2 million. The increase in 2000 net sales of services is principally attributable to higher sales to customers in the Company's Human Capital Management Services segment and to telecom customers in the Staff Augmentation segment, the contribution of sales by Gerri G. since its acquisition in February 2000 in the Staff Augmentation segment (see note 3 to the consolidated financial statements) and there being more business days in 2000 than in 1999, partially offset by a decrease in sales to Staff Augmentation customers in the technical and engineering services and information technologies sectors.

Cost of services for the year ended December 31, 2000 was 79.0% of net sales of services as compared to cost of services of 80.7% for the year ended December 31, 1999. The cost of services decreased as a percentage of net sales for the year ended December 31, 2000 as a result of the continued strategies undertaken by management to increase margins throughout the Company, as well as increases in fees for direct hire placements, which generally have no related costs of services.

Selling, general and administrative expenses as a percentage of net sales of services were 13.9% for the year ended December 31, 2000, compared to 12.7% for the year ended December 31, 1999. This increase resulted principally from higher payroll and recruiting costs with respect to non-billable staff, the expansion of the Company's corporate headquarters and investments to expand the infrastructure for the Company's Human Capital Management Services segment.

The Company incurred a charge in the year ended December 31, 2000 of approximately $1.1 million as a result of the settlement of its litigation with Austin Iodice and Anthony Giglio in November 2000 (see note 11 to the consolidated financial statements).

Operating income for the year ended December 31, 2000 was $25.4 million as compared to operating income of $21.9 million for the year ended December 31, 1999. This 16.3%

increase in operating income for the year ended December 31, 2000 resulted principally from an increase in gross margin, partially offset by higher selling, general and administrative expenses and the Iodice and Giglio litigation settlement as well as an increase in depreciation and amortization.

The Company's interest expense for the year ended December 31, 2000 and 1999 is attributable to the interest on the Retired Credit Facility, the IBJ Credit Facility, the Senior Notes and the PIK Debentures. The IBJ Credit Facility was entered into in December 2000 to repay the Retired Credit Facility and provide the Company additional borrowing availability. These other obligations were incurred in 1997, principally in connection with the funding of business acquisitions. The Company incurred a charge of $742,000 for the write-off of deferred financing costs in the fourth quarter of 2000 for the early termination of the Retired Credit Facility. The interest expense is higher in 2000 due to increased interest rates and borrowings under the credit facilities.

Included in other income is a payment for a restricted covenant release of $1.0 million for the year ended December 31, 2000. This represents a payment made by certain former officers of the Company to release them from certain restrictive agreements and non-competition covenants.

During the third quarter of 2000, the Company repurchased $10.0 million face value of the Senior Notes for a purchase price of $5.1 million. The net extraordinary gain that was realized by these repurchases was $2.8 million, which includes the reduction of $200,000 of deferred financing costs associated with the repurchases net of tax expense of $1.9 million. See "Financial Condition, Liquidity and Capital Resources."

The income tax provision for the year ended December 31, 2000 was $3.1 million on income before taxes and extraordinary gain of $2.7 million, compared to an income tax provision for the year ended December 31, 1999 of $2.2 million on a profit before taxes of $131,000. The difference between the federal statutory income tax rate of 34.0% and the Company's effective tax rate of 114.8% relates primarily to the nondeductibility of amortization expense associated with certain intangible assets, the nondeductibility of a portion of the interest expense associated with the PIK Debentures and state income taxes.

**Financial Condition, Liquidity and Capital Resources**

The Company generally pays its billable employees weekly for their services, and remits certain statutory payroll and related taxes as well as other fringe benefits. Invoices are generated to reflect these costs plus the Company's markup. These bills are typically paid within 45 days. Increases in the Company's net sales of services, resulting from expansion of existing offices or establishment of new offices, will require additional cash resources.

The following table represents certain contractual commitments associated with operating agreements, obligations to financial institutions and other long-term debt obligations and earn-out (contingent payment) agreements:

| | Payments due by Period (in thousands) | | | |
|---|---|---|---|---|
| | 2002 | 2003 | 2004-5 | Thereafter |
| Operating Leases | $ 3,337 | $ 2,846 | $3,666 | $ 4,841 |
| IBJ Credit Facility - principal amounts due (see note 8 (d)) | — | 49,220 | — | — |
| Senior Notes - principal amounts due (see note 8 (a)) | — | — | — | 87,000 |
| PIK Debentures - principal amounts due (see note 8 (b)) | — | — | — | 10,379 |
| Convertible Notes - principal amounts due (see note 8 (c)) | — | — | — | 8,121 |
| Earn-out agreements | 325 | — | — | — |
| Total | $ 3,662 | $52,066 | $3,666 | $110,341 |

The Company also had standby letters of credit outstanding at December 30, 2001 in the aggregate amount of $4.0 million.

During the year ended December 30, 2001, the Company's primary sources of funds to meet working capital needs were from borrowings under the IBJ Credit Facility. Cash and cash equivalents decreased $873,000 during the year ended December 30, 2001. Cash flows provided by operating activities of $33.9 million were exceeded by cash flows used in financing activities of $30.1 million and cash flows used in investing activities of $4.7 million.

As of December 30, 2001, the Company had outstanding $49.2 million principal amount under the IBJ Credit Facility bearing interest at a weighted average rate of 4.33% per annum. In addition, as of December 30, 2001, the Company had outstanding $10.4 million principal amount of PIK Debentures bearing interest at a rate of 15% per annum, $87.0 million principal amount of Senior Notes bearing interest at a rate of 12% per annum and $8.1 million principal amount of Convertible Notes bearing interest at the rate of 8% per annum. As more fully described below, interest on the PIK Debentures and the Convertible Notes may be satisfied through the issuance of new PIK Debentures and Convertible Notes. To date, the Company has chosen to issue new PIK Debentures and Convertible Notes to pay interest thereon.

The Company entered into the IBJ Credit Facility in December 2000 to provide greater borrowing availability and flexibility. As described under "Recent Developments-Amendments to Credit Facility", the IBJ Credit Facility was amended five times in 2001. The IBJ Credit Facility, as amended, has permitted the Company to execute its strategy of reducing its higher interest rate debt and improving its balance sheet by retiring Senior Notes and PIK Debentures, as more fully described under "Recent Developments-Repurchase of Senior Notes and PIK Debentures".

Except for special accounts, borrowings under the IBJ Credit Facility bear interest, at the Company's option, at a per annum rate equal to either (1) the base commercial lending rate of IBJ as announced from time to time (but not less than 0.5% in excess of the weighted average of the rates on overnight Federal funds transactions), plus a margin ranging from 0% if the Company's leverage ratio is 4.00 or less to 1% if the Company's leverage ratio is greater than 6.00 (which margin was 0.75% at December 30, 2001), or (2) LIBOR plus a margin ranging from 1.75% if the Company's leverage ratio is 4.00 or less to 2.75% if the Company's leverage ratio is greater than 6.00 (which margin was 2.25% at December 30, 2001). Borrowings on certain special accounts bear additional interest of 1% per annum. The IBJ Credit Facility currently provides for borrowing availability of up to $95.0 million based upon a specified percentage of the Company's eligible accounts receivable. At December 30, 2001, the Company had outstanding borrowings under the IBJ Credit Facility of $49.2 million and remaining availability based upon then outstanding eligible accounts receivable of $12.2 million. The obligations evidenced by the IBJ Credit Facility are collateralized by a pledge of the capital stock of the subsidiaries of the Company and by security interests in substantially all of the assets of the Company. The agreements evidencing the IBJ Credit Facility contain various financial and other covenants and conditions, including, but not limited to, limitations on paying dividends, engaging in affiliate transactions, making acquisitions and incurring additional indebtedness. The scheduled maturity date of the IBJ Credit Facility is December 14, 2003. The Company intends to seek to extend the IBJ Credit Facility or to seek to obtain alternative financing.

The IBJ Credit Facility permits the use of up to $16.5 million in loan proceeds to pay the aggregate repurchase prices of Senior Notes and PIK Debentures and tax liabilities and costs associated therewith, not more than $9.0 million of which may be used to pay the repurchase price of PIK Debentures and these associated costs. During 2001, the Company has reduced its higher interest rate debt and improved its balance sheet by retiring Senior Notes and PIK Debentures through public market and privately negotiated transactions and exchanging PIK Debentures for the new Convertible Note with a substantially lower interest rate. In the case of each repurchase and the exchange, the Company has incurred tax liabilities for the forgiveness of indebtedness as a result of its retirement of Senior Notes and PIK Debentures for consideration that is less than par. In the first quarter of 2001, the Company repurchased $13.0 million principal amount of Senior Notes for $8.9 million and $5.2 million principal amount of PIK Debentures for $2.5 million, the repurchase prices of which were paid from lower interest rate borrowings under the IBJ Credit Facility. In the third quarter of 2001, the Company completed the exchange of $18.0 million principal amount of PIK Debentures (bearing interest at the rate of 15% per annum) for its new $8.0 million Convertible Note (bearing interest at the rate of 8% per annum), plus $1.0 million in cash. The total interest savings from these repurchases is estimated to be $4.5 million annually based upon current market interest rates.

Substantially all of the consolidated net assets of the Company are assets of COMFORCE Operating, Inc. ("COI") and all of the net income that has been generated by the Company through December 30, 2001 is net income attributable to the operations of COI. Accordingly, except for permitted distributions, these assets and net income are restricted as to their use by COMFORCE. The indenture governing the Senior Notes imposes restrictions on COI making specified payments, which are referred to as "restricted payments," including making distributions or paying dividends (referred to as upstreaming funds) to COMFORCE. Under the indenture, COI is not permitted to make cash distributions to COMFORCE other than (1) to upstream $2.0 million annually ($1.25 million annually prior to 2000) to pay public company expenses, (2) to upstream up to $10.0 million to pay income tax related to deemed forgiveness of PIK Debentures to facilitate the purchase or exchange by COMFORCE of PIK Debentures at less than par, (3) under certain circumstances in connection with a disposition of assets, to upstream proceeds therefrom to repay the PIK Debentures, and (4) to upstream funds to the extent COI meets the restricted payments test under the indenture as described under note 8 to the Company's consolidated financial statements.

In 2001, COI upstreamed $1.8 million for public company expenses of COMFORCE. Management believes that $2.0 million annually (if COI has funds available for this purpose) will be sufficient to pay COMFORCE's annual public company expenses for the foreseeable future. During 2001, in connection with its repurchase of Senior Notes and PIK Debentures (including through their exchange for the Convertible Note), COMFORCE incurred tax liabilities related to the forgiveness of indebtedness of approximately $6.6 million, payable from the $10.0 million permitted to be upstreamed for this purpose. In 2001, COI also made upstream payments of $3.5 million to COMFORCE to repurchase PIK Debentures. These payments were permitted restricted payments under the indenture governing the Senior Notes. As of December 30, 2001, COI had approximately $2.0 million remaining available for distribution to COMFORCE as permitted restricted payments (representing 50% of consolidated net income of COI for the period from January 1, 1998 through December 30, 2001, less the total amount of restricted payments through such date).

Through December 1, 2002, interest under the PIK Debentures is payable, at the option of COMFORCE, in cash or in kind through the issuance of additional PIK Debentures. In addition, through December 1, 2003, interest on the Convertible Note is payable, at the option of COMFORCE, in cash or in kind through the issuance of additional Convertible Notes. To date, COMFORCE has paid all interest under the PIK Debentures and Convertible Note in kind. In 2001, the Company paid $2.8 million in interest in kind. Beginning with the interest payment due June 1, 2003, COMFORCE will be required to pay interest on the PIK Debentures in cash, and beginning with the interest payment due June 1, 2004, COMFORCE will be required to pay interest on the Convertible Note in cash. Its ability to do so will be dependent on the ability of COI to borrow funds for this purpose under the IBJ Credit Facility and to upstream funds under the restricted payments test. In addition, COMFORCE's ability to repay the PIK Debentures and the Convertible Note at their respective maturity dates in December 2009, or on any earlier required repayment or repurchase dates, will also be dependent on the ability of COI to upstream funds for these purposes under the restricted payments test, unless COMFORCE separately obtains a loan or sells its capital stock or other securities to provide funds therefor.

The Convertible Note is convertible into the Company's common stock based on a price of $1.70 per share of common stock, provided that if such conversion would result in a change of control occurring under the terms of the indentures governing the PIK Debentures or the Senior Notes, the Convertible Note will be convertible into shares of non-voting preferred stock having a nominal liquidation preference (but no other preferences), which in turn will be convertible into common stock at the holder's option at any time so long as the conversion would not result in a change of control. Notice of conversion must be given at least 61 days in advance. See "Related Party Transaction," above.

As of December 30, 2001, approximately $134.3 million, or 56.0%, of the Company's total assets were intangible assets. These intangible assets substantially represent amounts attributable to goodwill recorded in connection with the Company's acquisitions. Intangible assets are amortized over a 5 to 40 year period, resulting in an annual non-cash charge of approximately $4.3 million.

Effective December 31, 2001, the Company ceased recording amortization expense relating to goodwill amounting to approximately $4.2 million upon its required adoption of a new accounting standard (SFAS 142), as described below under "Impact of Recently Issued Accounting Standards." However, also as described below under "Impact of Recently Issued Accounting Standards," SFAS 142 changes the standards under which the Company must evaluate the recoverability of goodwill on its books and may cause the Company to write-off goodwill when it completes its evaluation, which could have a material adverse impact on its financial condition and results of operations.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is obligated under various agreements to make earn-out payments to the sellers of companies acquired by the Company and to sellers of franchised businesses repurchased by the Company, subject to the sellers meeting specified contractual requirements. The maximum amount of the remaining potential earn-out payments is approximately $325,000 in cash payable through December 31, 2002. The Company cannot currently estimate whether it will be obligated to pay the maximum amount; however, the Company anticipates that the cash generated by the operations of the acquired companies or franchised businesses will provide all or a substantial part of the capital required to fund the cash portion of the earn-out payments.

Management of the Company believes that cash flow from operations and funds anticipated to be available under the IBJ Credit Facility will be sufficient to service the Company's indebtedness and to meet anticipated working capital requirements for the foreseeable future.

**Impact of Recently Issued Accounting Standards**

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, Business Combinations ("SFAS 141") and Statement No. 142, Goodwill and Other Intangible Assets ("SFAS 142") and in August 2001 the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. The Company adopted the provisions of SFAS 141 upon issuance. SFAS 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires, commencing December 31, 2001, that goodwill and intangible assets with indefinite useful lives no longer be amortized. Instead, they will be tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144. Goodwill and intangible assets acquired by the Company in its business combinations completed before July 1, 2001 was amortized during the period through December 30, 2001.

SFAS 141 requires that upon adoption of SFAS 142, the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. The Company also adopted SFAS 142 and, accordingly, will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and to make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment within the first interim period in accordance with SFAS 144. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, SFAS 142 and SFAS 144 require that the Company perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To the extent a reporting unit's carrying amount (as defined in SFAS 142) exceeds its fair value, the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the fiscal year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statement of operations.

As of the date of adoption, the Company has unamortized goodwill and identifiable intangible assets in the amount of $134.3 million, which are subject to the transition provision of SFAS 141 and SFAS 142. Amortization expense related to goodwill was $4.2 million for the year ended December 30, 2001. The Company has evaluated the remaining useful lives of its intangible assets that will continue to be amortized and has determined that no revision to the useful lives will be required. The Company expects to complete its initial impairment review of intangible assets with indefinite useful lives by the end of the first quarter of 2002 and of goodwill by the end of the second quarter 2002. The Company does not expect that its impairment review of its intangible assets with indefinite useful lives will result in a material impact to its consolidated financial statements. Because of the extensive effort needed to comply with adopting SFAS 142, it is not practicable to reasonably estimate whether any transitional impairment losses associated with the Company's goodwill will be required to be recognized.

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement amends FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, and it applies to all entities. The Company is required to adopt SFAS 143, effective for calendar year 2003. The Company does not expect the adoption of SFAS 143 to have a material impact on its future consolidated operations or financial position, as the Company is now constituted.

SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. However, SFAS 144 retains the fundamental provisions of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, SFAS 144 retains the requirement of Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in distribution to owners) or is classified as held for sale. SFAS 144 also amends ARB No. 51, Consolidated Financial Statement, to eliminate the exception to consolidation for a temporarily controlled subsidiary. The Company is required to adopt SFAS 144 effective December 31, 2001. The Company does not expect the adoption of SFAS 144 for long-lived assets held for use to have a material impact on its consolidated financial statements because the impairment assessment under SFAS 144 is largely unchanged from SFAS 121. The provisions of this statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities and therefore, will depend on future actions initiated by management. As a result, the Company cannot determine the potential effects that adoption of SFAS 144 will have on its financial statements with respect to future disposal decisions, if any.

**Seasonality**

The Company's quarterly operating results are affected primarily by the number of billing days in the quarter and the seasonality of its customers' businesses. Demand for technical and engineering services, IT and telecom staffing services has historically been lower during the second half of the fourth quarter through the following first quarter, and, generally, shows gradual improvement until the second half of the fourth quarter; however, the Company's revenues have declined since the first quarter of 2001 as a result of the economic climate generally and in certain of the industries served by the Company or other factors.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### FORWARD LOOKING STATEMENTS

Various statements made in this Report concerning the manner in which the Company intends to conduct its future operations, and potential trends that may impact future results of operations, are forward looking statements. The Company may be unable to realize its plans and objectives due to various important factors, including, but not limited to the following: a continuation of the current recessionary environment, particularly in the aircraft manufacturing, telecom and other sectors served by the Company (which may reflect cyclical conditions or fundamental changes in these industries), could further reduce demand for contingent personnel and further heighten the competition for customers, resulting in lower revenues and margins and affecting the Company's ability to continue to meet the financial covenants under the IBJ Credit Facility; the Company's significant leverage may leave it with a diminished ability to obtain additional financing for working capital or other capital expenditures, for retiring higher interest rate debt or for otherwise improving the Company's competitiveness and capital structure or expanding its operations; the recent effectiveness of SFAS 142 changes the standards under which the Company must evaluate the recoverability of goodwill on its books and may cause the Company to write-off goodwill, which could have a material adverse impact on its financial condition and results of operations; or, if COI fails to generate sufficient consolidated net income or have other funds available to upstream to COMFORCE under the restricted payments test of the Senior Notes indenture in order for it to pay cash interest on the PIK Debentures (which is required beginning June 1, 2003) or the Convertible Note (which is required beginning June 1, 2004) or to repay the PIK Debentures or the Convertible Note at their maturity in December 2009, or on any earlier required repayment or repurchase date, then, unless COMFORCE obtains a loan or sells its capital stock or other securities to provide funds for this purpose, the Company will default under the indentures governing the PIK Debentures and the Senior Notes and under the IBJ Credit Facility.

Additional important factors that could cause the Company to be unable to realize its plans and objectives are described under "Risk Factors" in the Registration Statement on Form S-3 of the Company filed with the Securities and Exchange Commission on December 21, 2000 (Registration No. 333-52356). The disclosure under "Risk Factors" in the Registration Statement may be accessed through the Web site maintained by the Securities and Exchange Commission at "www.sec.gov." In addition, the Company will provide, without charge, a copy of such "Risk Factors" disclosure to each stockholder of the Company who requests such information. Requests for copies should be directed to the attention of Linda Annicelli, Vice President of Administration at COMFORCE Corporation, 415 Crossways Park Drive, P.O. Box 9006, Woodbury, New York 11797, telephone 516-437-3300.

### QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Most of the Company's borrowings are fixed rate obligations. During 2001, approximately 21.9% of the Company's interest expense was attributable to variable rate loans, all of which were under IBJ Credit Facility. The IBJ Credit Facility currently provides for borrowing availability of up to $95.0 million based upon a specified percentage of the Company's eligible accounts receivable. Since the interest rates on borrowings under the IBJ Credit Facility are variable, they will be impacted by changes in interest rates generally prevailing in the United States and internationally. However, management of the Company does not believe that any adjustments to the rate under the IBJ Credit Facility are likely to have a material impact on the Company's results of operations in the immediate future. Assuming an immediate 10% increase in the weighted average interest rate as of December 30, 2001, the impact to the Company in annualized interest payable would be approximately $225,000. Since management does not believe that any adjustments to the rate under the IBJ Credit Facility are likely to have a material impact on the Company's results of operations, the Company has not entered into any swap agreements or other hedging transactions as a means of limiting exposure to interest rate fluctuations.

COMFORCE CORPORATION AND SUBSIDIARIES

# CONSOLIDATED BALANCE SHEETS

*as of December 30, 2001 and December 31, 2000 (in thousands, except share and per share amounts)*

| **Assets** | **December 30, 2001** | December 31, 2000 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 4,067 | $ 4,940 |
| Accounts receivable, less allowance of $829 and $785 in 2001 and 2000, respectively | 44,091 | 69,675 |
| Funding and service fees receivable, less allowance of $590 and $240 in 2001 and 2000, respectively | 35,938 | 49,392 |
| Prepaid expenses and other current assets | 5,733 | 3,467 |
| Deferred income taxes, net | – | 1,076 |
| Total current assets | 89,829 | 128,550 |
| Deferred income taxes, net | – | 404 |
| Property and equipment, net | 12,590 | 12,050 |
| Intangible assets, net | 134,283 | 137,655 |
| Deferred financing costs, net | 3,307 | 4,755 |
| Total assets | $240,009 | $283,414 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 3,440 | $ 5,373 |
| Accrued expenses | 28,487 | 34,235 |
| Total current liabilities | 31,927 | 39,608 |
| Long-term debt | 154,720 | 197,421 |
| Deferred income taxes, net | 581 | – |
| Other liabilities | 244 | 11 |
| Total liabilities | 187,472 | 237,040 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Common stock, $.01 par value; 100,000,000 shares authorized, 16,659,173 and 16,659,027 shares issued and outstanding in 2001 and 2000, respectively | 167 | 167 |
| Additional paid-in capital | 49,581 | 49,149 |
| Accumulated other comprehensive loss | (309) | – |
| Retained earnings (accumulated deficit), since January 1, 1996 (note 1) | 3,098 | (2,942) |
| Total stockholders' equity | 52,537 | 46,374 |
| Total liabilities and stockholders' equity | $240,009 | $283,414 |

*See accompanying notes to consolidated financial statements.*

COMFORCE CORPORATION AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF OPERATIONS

*for the years ended December 30, 2001, and December 31, 2000 and 1999 (in thousands, except per share amounts)*

| | December 30, 2001 | December 31, 2000 | December 31, 1999 |
|---|---|---|---|
| Revenue: | | | |
| Net sales of services | $437,699 | $480,325 | $436,221 |
| Costs and expenses: | | | |
| Cost of services | 347,446 | 379,602 | 352,101 |
| Selling, general and administrative expenses | 65,388 | 66,806 | 55,596 |
| Restructuring credit | – | – | (163) |
| Litigation settlement | – | 1,056 | – |
| Depreciation and amortization | 7,835 | 7,424 | 6,824 |
| Total costs and expenses | 420,669 | 454,888 | 414,358 |
| Operating income | 17,030 | 25,437 | 21,863 |
| Other income (expense): | | | |
| Interest expense | (19,990) | (23,266) | (21,825) |
| Write-off of deferred financing costs | – | (742) | – |
| Restricted covenant release | – | 1,000 | – |
| Other income, net | 40 | 247 | 93 |
| | (19,950) | (22,761) | (21,732) |
| (Loss) income before income tax and extraordinary gain | (2,920) | 2,676 | 131 |
| Provision for income taxes | 303 | 3,073 | 2,169 |
| Loss before extraordinary gain | (3,223) | (397) | (2,038) |
| Gain on early debt extinguishment, net of taxes of $6,595 and $1,883 in 2001 and 2000, respectively | 9,263 | 2,784 | – |
| Net Income (loss) | $ 6,040 | $ 2,387 | $ (2,038) |
| Basic income (loss) per common share: | | | |
| Income (loss) before extraordinary gain | $ (0.19) | $ (0.02) | $ (0.12) |
| Extraordinary gain | 0.55 | 0.17 | – |
| Net income (loss) | $ 0.36 | $ 0.15 | $ (0.12) |
| Diluted income (loss) per common share: | | | |
| Income (loss) before extraordinary gain | $ (0.19) | $ (0.02) | $ (0.12) |
| Extraordinary gain | 0.55 | 0.17 | – |
| Net income (loss) | $ 0.36 | $ 0.15 | $ (0.12) |
| Weighted average common shares outstanding, basic | 16,659 | 16,471 | 16,315 |
| Weighted average common shares outstanding, diluted | 16,659 | 16,471 | 16,315 |

*See accompanying notes to consolidated financial statements.*

COMFORCE CORPORATION AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

*for the years ended December 30, 2001 and December 31, 2000 and 1999 (in thousands, except share amounts)*

| | Common stock Shares | Common stock Amount | Additional paid-in capital | Accumulated other comprehensive loss | Retained earnings (accumulated deficit) | Total stock-holders' equity |
|---|---|---|---|---|---|---|
| Balance at December 31, 1998 | 16,129,322 | $161 | $47,464 | $ – | $(3,291) | $44,334 |
| Issuance of common stock | 17,549 | – | – | – | – | – |
| Issuance of common stock in connection with acquisitions | 248,678 | 3 | 864 | – | – | 867 |
| Net loss | – | – | – | – | (2,038) | (2,038) |
| Balance at December 31, 1999 | 16,395,549 | 164 | 48,328 | – | (5,329) | 43,163 |
| Exercise of stock options | 35,000 | 1 | 39 | – | – | 40 |
| Exercise of stock warrants | 225,000 | 2 | 756 | – | – | 758 |
| Issuance of common stock | 3,478 | – | – | – | – | – |
| Stock compensation expense | – | – | 26 | – | – | 26 |
| Net income | – | – | – | – | 2,387 | 2,387 |
| Balance at December 31, 2000 | 16,659,027 | 167 | 49,149 | – | (2,942) | 46,374 |
| Comprehensive income (loss): | | | | | | |
| Net income | – | – | – | – | 6,040 | 6,040 |
| Other comprehensive loss: | | | | | | |
| Foreign currency translation adjustment | – | – | – | (309) | – | (309) |
| Total other comprehensive income | | | | | | 5,731 |
| Issuance of common stock | 146 | – | – | – | – | – |
| Issuance of options in connection with litigation settlement | – | – | 432 | – | – | 432 |
| Balance at December 30, 2001 | 16,659,173 | $167 | $49,581 | $(309) | $ 3,098 | $52,537 |

*See accompanying notes to consolidated financial statements.*

COMFORCE CORPORATION AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF CASH FLOWS

*for the years ended December 30, 2001 and December 31, 2000 and 1999 (in thousands)*

| | December 30, 2001 | December 31, 2000 | December 31, 1999 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income (loss) | $ 6,040 | $ 2,387 | $ (2,038) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operations: | | | |
| Depreciation and amortization of property and equipment | 3,542 | 3,008 | 2,342 |
| Amortization of intangible assets | 4,293 | 4,416 | 4,482 |
| Amortization of deferred financing costs | 789 | 865 | 835 |
| Write-off of deferred financing costs | – | 742 | – |
| Provision for bad debts | 3,013 | 484 | 78 |
| Deferred income taxes | 2,061 | 20 | 529 |
| Issuance of notes in lieu of interest | 2,768 | 4,166 | 3,604 |
| Extraordinary gain on debt repurchases and exchange | (15,858) | (2,784) | – |
| Expense relating to issuance of stock options | – | 457 | – |
| Changes in assets and liabilities, net of the effects of acquisitions of businesses: | | | |
| Accounts receivables | 35,716 | (37,689) | (233) |
| Prepaid expenses and other current assets | (1,652) | (274) | (323) |
| Income taxes receivable | (614) | (401) | 879 |
| Accounts payable and accrued expenses | (6,173) | 13,139 | 875 |
| Net cash provided by (used in) operating activities | 33,925 | (11,464) | 11,030 |
| Cash flows from investing activities: | | | |
| Acquisitions, net of cash acquired | – | (788) | – |
| Purchase of property and equipment | (3,680) | (3,496) | (4,576) |
| Payments of contingent consideration | (746) | (2,153) | (2,689) |
| Increase in deferred costs and other assets | (274) | – | – |
| Net cash used in investing activities | (4,700) | (6,437) | (7,265) |
| Cash flows from financing activities: | | | |
| Net borrowings (repayments) under line of credit agreements | (17,269) | 20,909 | 162 |
| Proceeds from issuance of equity securities | – | 798 | – |
| Repayment of senior notes and PIK debentures | (11,336) | (5,080) | – |
| Debt financing costs | (399) | (1,397) | (471) |
| Cash consideration paid in exchange of convertible debt | (1,000) | – | – |
| Repayments under capital leases | (94) | (207) | (237) |
| Net cash provided by (used in) financing activities | (30,098) | 15,023 | (546) |
| Increase (decrease) in cash and cash equivalents | (873) | (2,878) | 3,219 |
| Cash and cash equivalents, beginning of year | 4,940 | 7,818 | 4,599 |
| Cash and cash equivalents, end of year | $ 4,067 | $ 4,940 | $ 7,818 |

COMFORCE CORPORATION AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

*for the years ended December 30, 2001 and December 31, 2000 and 1999 (in thousands)*

| | December 30, 2001 | December 31, 2000 | December 31, 1999 |
|---|---|---|---|
| Supplemental cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest | $15,257 | $18,495 | $16,712 |
| Income taxes | 5,550 | 5,468 | 669 |
| Details of acquisition (note 3): | | | |
| Fair value of assets acquired | – | 917 | – |
| Liabilities assumed | – | (87) | – |
| Cash paid | – | 830 | – |
| Less cash acquired | – | 42 | – |
| Net cash paid | $ – | $ 788 | $ – |
| Supplemental schedule of significant noncash investing and financing activities: | | | |
| Common stock issued in connection with acquisitions | $ – | $ – | $ 867 |
| Future guaranteed payment of contingent payment due from Gerri G. acquisition | – | 200 | – |
| Capital lease obligations incurred for the purchase of new equipment | 402 | – | – |
| Issuance of 8% Subordinated Convertible Note in exchange for 15% PIK Debentures | 8,000 | – | – |

*See accompanying notes to consolidated financial statements.*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**(1) Basis of Presentation**

COMFORCE Corporation (COMFORCE) is a leading provider of specialty staffing, consulting and outsourcing services primarily to Fortune 500 companies for their information technology, telecommunications, healthcare support and technical and engineering services. COMFORCE Operating, Inc. (COI), a wholly-owned subsidiary of COMFORCE, was formed for the purpose of facilitating certain financing transactions in November 1997. Unless the context otherwise requires, the term "Company" refers to COMFORCE, COI and all of their wholly-owned direct and indirect subsidiaries.

Effective January 1, 1996, the Company effected a quasi-reorganization through the application of $93,847,000 of its $95,993,000 additional paid-in capital account to eliminate its accumulated deficit. The Company's Board decided to effect a quasi-reorganization given that the Company achieved profitability following its entry into the technical staffing business and discontinuation of its unprofitable jewelry business.

**(2) Summary of Significant Accounting Policies**

***Fiscal Year***

Beginning with 2001, the Company's fiscal year consists of the 52 or 53 weeks ending on the last Sunday in December. Accordingly, the Company's most recently completed fiscal year ended on December 30, 2001. Prior to 2001, the Company's fiscal years have ended on December 31 in each year.

***Principles of Consolidation***

The consolidated financial statements include the accounts of COMFORCE, COI and their subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

***Revenue Recognition***

Revenue for providing staffing services is recognized at the time such services are rendered.

A portion of the Company's revenue is attributable to franchise operations. The Company includes such revenues and related direct costs in its net sales of services and cost of services, respectively. The net distribution to the franchisee is based on a percentage of gross profit generated and is included in operating expenses. The net distributions to the franchisee included in operating expenses at December 30, 2001 and December 31, 2000 and 1999 was approximately $3,799,000, $5,102,000 and $5,374,000, respectively.

Funding and support services provide payroll funding services and back office support to independent consulting and staffing companies. In providing payroll funding services, the Company purchases the accounts receivable of independent staffing firms and receives payments directly from these firms' clients. The Company pursues the collection of these receivables; however, the amount of any account receivable which is not collected within a specified period after billing is charged back by the Company to the firm from which such receivables were acquired. The Company receives a fee for providing these fundings and other services, which is included in net sales of services in the accompanying consolidated statements of operations at the time the services are rendered.

***Cash and Cash Equivalents***

The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash and cash equivalents. Cash equivalents consists primarily of money market funds.

***Property and Equipment***

Property and equipment are carried at cost. Depreciation is provided primarily on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the lease or of the improvement. Maintenance and repairs are charged to expense as incurred and improvements that extend the useful life are capitalized. Upon retirement or sale, the cost and accumulated depreciation and amortization are removed from the respective accounts, and the gain or loss, if any, is reflected in earnings.

If events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset, an impairment loss is recognized. To date, no impairment losses have been recognized.

***Intangible Assets***

The net assets of a purchased business are recorded at

their fair value at the date of acquisition. Goodwill represents the excess of purchase price over the fair value of identifiable net assets of companies acquired. Goodwill is amortized on a straight-line basis over periods of 20 to 40 years (see note 5).

The Company assesses the recoverability of this asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through forecasted future operations. For fiscal 2001, impairment was evaluated by comparing future cash flows (undiscounted and without interest charges) expected to result from the use or sale of the asset and its eventual disposition, to the carrying amount of the asset.

See "Impact of Recently Issued Accounting Standards" in this note 2 for a discussion of a new evaluation method effective beginning in fiscal 2002.

***Income Taxes***

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities.

***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the significant estimates involved are the collectibility of receivables, the recoverability of long-lived assets and deferred tax assets and the assessment of litigation and contingencies. Actual results could differ from those estimates.

***Fair Values of Financial Instruments***

Cash and cash equivalents, accounts receivable, funding and service fees receivable, accounts payable and accrued expenses are reflected in the financial statements at fair value because of the short-term maturity of these financial instruments.

The Company's fixed rate debt obligations are traded infrequently, and their fair market value may fluctuate significantly due to changes in the demand for securities of their type, the overall level of interest rates, conditions in the high yield capital markets, and perceptions as to the Company's condition and prospects. After giving consideration to similar debt issues, indicated bid levels, and other market information, the Company believes that the approximate fair values of its outstanding debt instruments at December 30, 2001 were as follows: (i) $52.2 million for COI's 12% Senior Notes due 2007 in the outstanding principal amount of $87.0 million, (ii) $4.2 million for COMFORCE's 15% PIK Debentures due 2009 in the outstanding principal amount of $10.4 million, and (iii) $8.1 million for COMFORCE's 8% Convertible Subordinated Note due December 2, 2009 in the outstanding principal amount of $8.1 million.

***Deferred Financing Costs***

Deferred financing costs consist of costs associated with the issuance of the Company's long-term debt (see note 8). Such costs are amortized on a straight-line basis over the life of each financing source, which ranges from 3 to 12 years, and unamortized costs are fully recognized upon discharge of any financing. Upon the repayment and termination in December 2000 of the Company's prior revolving credit with other institutional lenders, $742,000 in unamortized financing costs related thereto were expensed (see note 8). In addition, $1.1 million was expensed in the fiscal year ended December 30, 2001 relating to the early extinguishment of debt (see note 8).

***Income (Loss) Per Share***

Basic income (loss) per common share is computed by dividing net income (loss) available for common shareholders by the weighted average number of shares of common stock outstanding during each period. Diluted income (loss) per share is computed assuming the conversion of stock options, warrants and contingent shares with a market value greater than the exercise price.

***Foreign Currency***

The functional currency of the Company's foreign subsidiary is the applicable local currency. Assets and liabilities of the foreign subsidiary is translated into U.S. dollars using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the year. As a result, the translation adjustments are accumulated in a separate component of stockholders' equity.

***Reserves for Claims***

Workers' compensation benefits are provided under a self-insured plan for employees of the Company. The Company records its estimate of the ultimate cost of, and reserves for, workers' compensation based on actuarial computations using the Company's loss history as well as industry statistics. Furthermore, in determining its reserves, the Company includes reserves for estimated claims incurred but not reported.

The ultimate cost of workers' compensation will depend on actual costs incurred to settle the claims and may differ from the amounts reserved by the Company for those claims. Accruals for workers' compensation claims are included in accrued expenses in the consolidated balance sheets.

***Accounting for Derivative Instruments and Hedging Activities***

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Since the Company does not have any derivatives and does not engage in hedging activities, the adoption of SFAS 133 had no impact on the Company's consolidated financial statements.

***Impact of Recently Issued Accounting Standards***

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, Business Combinations (SFAS 141) and Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142) and in August 2001 the FASB issued Statement No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. The Company adopted the provisions of SFAS 141 upon issuance. SFAS 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires, commencing December 31, 2001, that goodwill and intangible assets with indefinite useful lives no longer be amortized. Instead, they will be tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144. Goodwill and intangible assets acquired by the Company in its business combinations completed before July 1, 2001 was amortized during the period through December 30, 2001.

SFAS 141 requires that upon adoption of SFAS 142, the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. The Company also adopted SFAS 142 and, accordingly, will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and to make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment within the first interim period in accordance with SFAS 144. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, SFAS 142 and SFAS 144 require that the Company perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To the extent a reporting unit's carrying amount (as defined in SFAS 142) exceeds its fair value, the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the fiscal year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statement of operations.

As of the date of adoption, the Company has unamortized goodwill and identifiable intangible assets in the amount of $134.3 million, which are subject to the transition provision of SFAS 141 and SFAS 142. Amortization expense related to goodwill was $4.2 million for the year ended December 30, 2001. The Company has evaluated the remaining useful lives of its intangible assets that will continue to be amortized and has determined that no revision to the useful lives will be required. The Company expects to complete its initial impairment review of intangible assets with indefinite useful lives by the end of the first quarter of 2002 and of goodwill by the end of the second quarter 2002. The Company does not expect that its impairment review of its intangible assets with indefinite useful lives will result in a material impact to its consolidated financial statements. Because of the extensive effort needed to comply with adopting SFAS 142, it is not practicable to reasonably estimate whether any transitional impairment losses associated with the Company's goodwill will be required to be recognized.

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement amends FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, and it applies to all entities. The Company is required to adopt SFAS 143, effective for calendar year 2003. The Company does not expect the adoption of SFAS 143 to have a material impact on its future consolidated operations or financial position, as the Company is now constituted.

SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. However, SFAS 144 retains the fundamental provisions of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, SFAS 144 retains the requirement of Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in distribution to owners) or is classified as held for sale. SFAS 144 also amends ARB No. 51, Consolidated Financial Statement, to eliminate the exception to consolidation for a temporarily controlled subsidiary. The Company is required to adopt SFAS 144 effective December 31, 2001. The Company does not expect the adoption of SFAS 144 for long-lived assets held for use to have a material impact on its consolidated financial statements because the impairment assessment under SFAS 144 is largely unchanged from SFAS 121. The provisions of this statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities and therefore, will depend on future actions initiated by management. As a result, the Company cannot determine the potential effects that adoption of SFAS 144 will have on its financial statements with respect to future disposal decisions, if any.

***Reclassification***

Certain reclassifications have been made to conform prior year amounts to the current year presentation.

**(3) Acquisitions**

In February 2000, the Company purchased all of the issued and outstanding stock of Gerri G. Inc. for $800,000 in cash paid at closing, plus a contingent payment of up to $600,000 payable in cash over a two-year period based upon the future operating results of this business. The acquisition has been accounted for under the purchase method and, accordingly, the results of operations are included in the financial statements from the date of acquisition. Pro forma results have not been provided as their effect is not material to the financial statements of the Company.

During 2001, contingent payments in connection with recently completed acquisitions were approximately $746,000 in cash, which has been included in intangible assets on the accompanying balance sheet. At December 30, 2001, maximum future contingent payments in connection with all acquisitions approximate $325,000 in cash.

**(4) Property and Equipment**

Property and equipment as of December 30, 2001 and December 31, 2000 consisted of (in thousands):

| | Estimated useful lives in years | 2001 | 2000 |
|---|---|---|---|
| Computer equipment and related software | 3-7 | **$ 20,089** | $ 16,390 |
| Furniture, fixtures and vehicles | 3-7 | **2,546** | 2,244 |
| Leasehold improvements | 3-7 | **757** | 676 |
| | | **23,392** | 19,310 |
| Less accumulated depreciation and amortization | | **(10,802)** | (7,260) |
| | | **$ 12,590** | $ 12,050 |

Depreciation and amortization expense was $3,542,000, $3,008,000 and $2,342,000 for the years ended December 30, 2001 and December 31, 2000 and 1999, respectively.

**(5) Intangibles**

Intangibles as of December 30, 2001 and December 31, 2000 consisted of (in thousands):

| | Estimated useful lives in years | 2001 | 2000 |
|---|---|---|---|
| Goodwill | 20-40 | **$ 151,163** | $ 150,512 |
| Non-compete covenants | 5 | **508** | 660 |
| Other | 5 | **685** | 587 |
| | | **152,356** | 151,759 |
| Less accumulated amortization | | **(18,073)** | (14,104) |
| | | **$ 134,283** | $ 137,655 |

Amortization expense was $4,293,000, $4,416,000 and $4,482,000 for the years ended December 30, 2001 and December 31, 2000 and 1999, respectively.

**(6) Accrued Expenses**

Accrued expenses as of December 30, 2001 and December 31, 2000 consisted of (in thousands):

| | 2001 | 2000 |
|---|---|---|
| Payroll and payroll taxes | **$16,796** | $20,249 |
| Vacation/pension plan | **1,982** | 2,318 |
| Income taxes payable | **973** | 973 |
| Commissions | **1,769** | 2,288 |
| Interest | **1,205** | 1,485 |
| Litigation settlement | **—** | 1,056 |
| Other | **5,762** | 5,866 |
| | **$28,487** | $34,235 |

**(7) Income Taxes**

Total income tax expense as of December 30, 2001 and December 31, 2000 and 1999 was allocated as follows (in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Income from continuing operations | **$ 303** | $ 3,073 | $ 2,169 |
| Extraordinary items | **6,595** | 1,883 | — |
| | **$6,898** | $ 4,956 | $ 2,169 |

The provision for (recovery of) income taxes as of December 30, 2001 and December 31, 2000 and 1999 consisted of (in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current: | | | |
| Federal | $(1,603) | $ 2,057 | $ 1,337 |
| State | (155) | 996 | 303 |
| Total current | (1,758) | 3,053 | 1,640 |
| Deferred: | | | |
| Federal | 1,574 | 145 | 445 |
| State | 487 | (125) | 84 |
| Total deferred | 2,061 | 20 | 529 |
| Total tax expense | $ 303 | $ 3,073 | $ 2,169 |

Total income tax expense differed from the statutory federal income tax rate of 34.0% before income taxes as a result of the following items (in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Statutory federal tax rate at 34.0% | $(993) | $ 910 | $ 45 |
| State and local taxes, net of federal tax | 219 | 575 | 255 |
| Change in deferred tax rates and estimates used | (345) | 11 | 49 |
| Effect of non-deductible items | 1,422 | 1,577 | 1,820 |
| | $ 303 | $3,073 | $2,169 |

The components of deferred tax assets and deferred tax liabilities at December 30, 2001 and December 31, 2000 (in thousands) are as follows:

| | 2001 | 2000 |
|---|---|---|
| Deferred tax assets: | | |
| Reserves and allowances | $ 697 | $ 586 |
| Accrued liabilities and other | 2,198 | 4,327 |
| Total deferred tax assets | 2,895 | 4,913 |
| Deferred tax liability: | | |
| Intangibles | 1,438 | 1,255 |
| Excess depreciation | 2,008 | 2,178 |
| Other | 30 | — |
| Total deferred tax liabilities | 3,476 | 3,433 |
| Net deferred tax (liability) asset | $ (581) | $ 1,480 |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies implemented. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 30, 2001. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income change.

**(8) Debt**

Notes payable and long-term debt at December 30, 2001 and December 31, 2000 consisted of (in thousands):

| | 2001 | 2000 |
|---|---|---|
| 12% Senior Notes, due 2007 (a) | $ 87,000 | $100,000 |
| 15% Senior Secured PIK Debentures, due 2009 (b) | 10,379 | 30,932 |
| 8% Subordinated Convertible Notes, due 2009 (c) | 8,121 | — |
| Revolving line of credit, due December 14, 2003, with interest payable monthly at LIBOR plus 2.25% with a weighted average rate of 4.33% at December 30, 2001 and LIBOR plus 2.50% with a weighted average rate of 9.46% at December 31, 2000 (d) | 49,220 | 66,489 |
| Total long-term debt | $154,720 | $197,421 |

(a) The 12% Senior Notes due 2007 (the Senior Notes) are senior uncollateralized obligations of COI and rank equal in right of payment with all existing and future senior indebtedness of COI and senior in right of payment to all existing and future subordinated indebtedness of COI. The Senior Notes provide for the payment of interest semi-annually at the rate of 12% per annum and mature on December 1, 2007.

COI may redeem the Senior Notes, in whole or in part, at any time on or after December 1, 2002 at a redemption price of 106% for the 12 months commencing December 1, 2002, declining annually to 100% at any time on or after December 1, 2005, together with accrued and unpaid interest to the date of redemption.

During 2000, the Company repurchased $10.0 million face value of the Senior Notes for a purchase price of $5.1 million. The net extraordinary gain that was realized by these repurchases was $2.8 million, which includes the reduction of $200,000 of deferred financing costs associated with the repurchases, net of tax expense of $1.9 million. During 2001, the Company repurchased $13.0 million face value of the Senior Notes for a purchase price of $8.9 million. The net extraordinary gain that was realized by these repurchases was $2.3 million, which includes the reduction of $369,000 of deferred financing costs associated with the repurchases, net of tax expense of $1.6 million.

Upon the occurrence of certain specified events deemed to result in a change of control, COI will be required to make an offer to repurchase the Senior Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the date of repurchase.

Subject to certain qualifications and exceptions the indenture governing the Senior Notes limits (i) the incurrence of additional indebtedness by COI and its subsidiaries, (ii) the payment of dividends on, and redemption of, capital stock of COI and the redemption of certain subordinated obligations of COI, (iii) investments, (iv) sales of assets and subsidiary stock, (v) transactions with affiliates, (vi) consolidations, mergers and transfers of all or substantially all the assets of COI, and (vii) distributions from subsidiaries.

**(b)** The 15% Senior Secured PIK Debentures due 2009 (the PIK Debentures) constitute direct and unconditional senior obligations of the Company and are collateralized by a pledge by the Company of all of the issued and outstanding common stock of COI. The payment obligations of the Company under the PIK Debentures must at all times rank at least equal in priority of payment with all existing and future indebtedness of the Company. The PIK Debentures are structurally subordinated to all indebtedness of the Company's direct and indirect subsidiaries. The PIK Debentures bear interest at the rate of 15% per annum, subject to increases in certain circumstances, payable semi-annually, and mature on December 1, 2009. Through December 1, 2002, interest is payable in cash or in additional PIK Debentures paid in kind (PIK) on each interest payment date, at the option of the Company. Thereafter, interest is payable only in cash. During 2001, the Company issued approximately $2.7 million of additional PIK Debentures in lieu of interest.

In 2001, the Company completed (i) the repurchase of $5.2 million principal amount of PIK Debentures (with accrued, unpaid interest thereon of $340,000) for $2.5 million, the repurchase price of which was paid from lower interest rate borrowings under the IBJ Credit Facility, and (ii) the exchange of $18.0 million principal amount of PIK Debentures (bearing interest at the rate of 15% per annum, with accrued, unpaid interest thereon of $860,000) for its new $8.0 million Convertible Subordinated Note due December 2, 2009 (bearing interest at the rate of 8% per annum), plus $1.0 million in cash. The net extraordinary gain that was realized by the repurchase and exchange described above was $7.0 million, which includes the reduction of $689,000 of deferred financing costs associated with the repurchases, net of tax expense of $5.0 million.

Upon the occurrence of certain specified events deemed to result in a change of control, COMFORCE will be required to make an offer to repurchase the PIK Debentures at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. Subject to certain requirements, the Company may at any time redeem any or all of the PIK Debentures at the price of 107.5%.

Subject to certain qualifications and exceptions, the indenture governing the PIK Debentures limits (i) the incurrence of additional indebtedness by the Company and its subsidiaries, (ii) the payment of dividends on, and redemption of, capital stock of the Company and the redemption of certain subordinated obligations of the Company, (iii) investments, (iv) sales of assets and subsidiary stock, (v) transactions with affiliates, (vi) consolidations, mergers and transfers of all or substantially all the assets of the Company and (vii) distributions from subsidiaries.

Substantially all of the consolidated net assets of the Company are assets of COI and all of the net income which has been generated by the Company through December 30, 2001 is net income attributable to the operations of COI. Accordingly, except for permitted distributions as described below, these assets and net income are restricted as to their use by COMFORCE.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The indenture governing the Senior Notes imposes restrictions on COI making specified payments, which are referred to as "restricted payments," including making distributions or paying dividends (referred to as upstreaming funds) to COMFORCE. Under the indenture, COI is not permitted to make cash distributions to COMFORCE other than (1) to upstream $2.0 million annually ($1.25 million prior to 2000) to pay public company expenses, (2) to upstream up to $10.0 million to pay income tax related to deemed forgiveness of PIK Debentures to facilitate the purchase or exchange by COMFORCE of PIK Debentures at less than par, (3) under certain circumstances in connection with a disposition of assets, to upstream proceeds therefrom to repay the PIK Debentures, and (4) to upstream funds to the extent COI meets the restricted payments test described below.

In November 2000, COI obtained approval of the holders of the Senior Notes to amend the indenture governing the Senior Notes to increase the permitted upstream of funds to pay public company expenses of COMFORCE from $1.25 million annually to $2.0 million annually. COI upstreamed $1.9 million in 2000 and $1.8 million in 2001 for public company expenses of COMFORCE.

Under the restricted payments test, COI is permitted to upstream funds to COMFORCE if (1) a default under the indenture does not then exist or would result therefrom, (2) COI has a consolidated coverage ratio (as defined in the indenture) of at least 1.50 to 1.00 and (3) the aggregate amount of the upstream and all other restricted payments previously made does not exceed 50% of COI's consolidated net income (as defined in the indenture) accrued from January 1, 1998 through the most recent fiscal quarter ending prior to the date of the restricted payment, plus 100% of other amounts upon the occurrence of certain events (none of which have occurred to date). At December 30, 2001, COI had approximately $2.0 million available for distribution as permitted restricted payments. This amount represents 50% of consolidated net income of COI for the period from January 1, 1998 through December 30, 2001, less restricted payments made to date.

As described above, through December 1, 2002, interest under the PIK Debentures is payable, at the option of COMFORCE, in cash or in kind through the issuance of additional PIK Debentures. To date, COMFORCE has paid all interest in kind. In 2001, the Company paid $2.7 million in interest in kind. Beginning with the interest payment due June 1, 2003, COMFORCE will be required to pay interest on the PIK Debentures in cash. Its ability to do so will be dependent on the ability of COI to borrow funds for this purpose under the IBJ Credit Facility and to upstream funds under the restricted payments test. In addition, COMFORCE's ability to repay the PIK Debentures at their maturity on December 1, 2009 or on any earlier required repayment or repurchase date will also be dependent on the ability of COI to upstream funds under the restricted payments test, unless COMFORCE separately obtains a loan or sells its capital stock or other securities to provide funds for this purpose.

**(c)** The Company's 8% Subordinated Convertible Note due December 2, 2009 (the "Convertible Note") bears interest at the rate of 8% per annum, payable semi-annually on June 1 and December 1 in each year. Through December 1, 2003, interest on the Convertible Note may, at the election of the Company, be paid-in-kind through its issuance of additional Convertible Notes. The Convertible Note is convertible into the Company's common stock based on a price of $1.70 per share of common stock, provided that if such conversion would result in a change of control occurring under the terms of the indentures governing the PIK Debentures or the Senior Notes, the Convertible Note will be convertible into shares of non-voting preferred stock having a nominal liquidation preference (but no other preferences), which in turn will be convertible into common stock at the holder's option at any time so long as the conversion would not result in a change of control. Notice of conversion must be given at least 61 days in advance. During 2001, the Company issued approximately $100,000 of additional Convertible Notes in lieu of interest. See note 16.

**(d)** In December 2000, the Company repaid its prior credit facility with the proceeds of a new revolving credit facility agented by IBJ Whitehall Business Credit Corporation (the IBJ Credit Facility) providing for borrowings of up to $100.0 million. The maximum borrowing availability under the IBJ Credit Facility was increased to $110.0 million in January 2001 when additional lending institutions requested to join the loan syndicate and subsequently reduced to $95.0 million in December 2001 at the request of the Company. Permitted borrowings under the IBJ Credit Facility are based upon a specified percentage of the Company's eligible accounts receivable. At December 30, 2001, the Company had outstanding borrowings of $49.2 million and remaining availability based upon eligible accounts receivable of $12.2 million. The Company has pledged substantially all of its assets as collateral for the IBJ Credit Facility. The Company also had standby letters of credit outstanding at December 30, 2001 in the aggregate amount of $4.0 million.

Borrowings under the IBJ Credit Facility bear interest, at the Company's option, at a rate based on a margin over either the base commercial lending rate of IBJ or LIBOR. The terms of the agreement include a commitment fee of 0.3% based on unutilized amounts.

The agreements evidencing the IBJ Credit Facility contain various financial and other covenants and conditions, including, but not limited to, limitations on paying dividends, engaging in affiliate transactions, making acquisitions and incurring additional indebtedness. As of December 30, 2001, the Company was in compliance with such covenants. The scheduled maturity date of the IBJ Credit Facility is December 14, 2003.

Required principal payments of long-term debt are as follows (in thousands):

| | |
|---|---|
| 2003 | $ 49,220 |
| Thereafter | 105,500 |
| | $154,720 |

**(9) Income (Loss) Per Share**

Options and warrants to purchase 3,733,968, 3,264,490 and 4,781,487 shares of common stock were outstanding for the years ended 2001, 2000 and 1999, respectively, but were not included in the computation of diluted income (loss) per share because their effect would be anti-dilutive.

**(10) Stock Options and Warrants**

***Long-Term Stock Investment Plan***

Effective December 16, 1993, the Company's Board of Directors approved the Long-Term Stock Investment Plan (the 1993 Plan), which provided for the granting of options for the purchase of the Company's common stock to executives, key employees and non-employee consultants and agents of the Company and its subsidiaries. The 1993 Plan authorizes the awarding of Stock Options, Incentive Stock Options and Alternative Appreciation Rights. The 1993 Plan reserved 1,500,000 shares of the Company's common stock for grant on or before December 31, 2002. All options have generally been granted at a price equal to or greater than the fair market value of the Company's common stock at the date of grant. Generally, options are granted with a vesting period of up to 4 years and expire 10 years from the date of grant. In October 1996, the 1993 Plan was amended to allow for the issuance of an additional 2,500,000 options under the plan for a total of 4,000,000 shares. In June 2000, the 1993 Plan was further amended to allow for the issuance of an additional 1,000,000 options under the plan for a total of 5,000,000 shares. A summary of stock option transactions for the years ended December 30, 2001 and December 31, 2000 and 1999 is as follows:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Shares | Average weighted exercise price | Shares | Average weighted exercise price | Shares | Average weighted exercise price |
| Outstanding, beginning of year | 2,945,490 | $ 5.55 | 2,761,825 | $ 6.69 | 2,565,625 | $ 7.52 |
| Granted | 615,628 | 0.74 | 702,000 | 1.99 | 440,000 | 4.53 |
| Exercised | — | — | (35,000) | 1.13 | — | — |
| Forfeited/expired | (96,150) | 8.12 | (483,335) | 7.15 | (243,800) | 11.56 |
| Options outstanding, end of year | 3,464,968 | 4.63 | 2,945,490 | 5.55 | 2,761,825 | 6.69 |
| Options exercisable, end of year | 3,194,540 | $ 4.78 | 2,283,088 | $ 6.09 | 2,026,131 | $ 6.77 |
| Options available for grant, end of year | 1,117,516 | | 1,636,994 | | 855,659 | |

The following table summarizes information about stock options outstanding at December 30, 2001:

| Range of exercise prices | Shares outstanding | Weighted average remaining contractual life (years) | Weighted-average exercise price | Shares exerciseable | Weighted-average excercisable price |
|---|---|---|---|---|---|
| $0.6225 - $4.99 | 1,437,128 | 6.10 | $ 1.46 | 1,198,125 | $ 1.38 |
| $ 5.00 - $7.99 | 1,851,500 | 4.42 | 6.51 | 1,851,500 | 6.51 |
| $ 8.00 - $13.99 | 162,700 | 5.29 | 10.20 | 131,275 | 10.22 |
| $ 14.00 - $17.99 | 5,140 | 4.85 | 14.97 | 5,140 | 14.97 |
| $ 18.00 - $19.00 | 8,500 | 4.38 | 18.38 | 8,500 | 18.38 |
| $0.6225 - $19.00 | 3,464,968 | 5.16 | $ 4.63 | 3,194,540 | $ 4.78 |

The per share weighted-average fair value of each option granted during fiscal 2001, 2000 and 1999 was $0.31, $0.30 and $0.88, respectively, on the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions used for grants: no dividend yield; expected volatility of 45.6% for fiscal 2001 and 2000 and 45.8% for 1999; risk-free interest rate (ranging from 4.58% to 6.88%); and expected lives of approximately three years. Weighted-averages are used because of varying assumed exercise dates.

The Company applies APB Opinion 25 and related interpretations in accounting for stock options; accordingly, no compensation cost has been recognized for any employees, officers or directors. Had compensation cost been determined based upon the fair value of the stock options at grant date consistent with the method in SFAS Statement 123, the Company's net income (loss) and income (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | (in thousands, except per share amounts) | | |
| Net income (loss) as reported | $6,040 | $2,387 | $(2,038) |
| Pro forma income (loss) | 5,807 | 2,115 | (2,445) |
| Basic income (loss) per share as reported | 0.36 | 0.15 | (0.12) |
| Pro forma basic income (loss) per share | 0.35 | 0.13 | (0.15) |
| Diluted income (loss) per share as reported | 0.36 | 0.15 | (0.12) |
| Pro forma diluted income (loss) per share | 0.35 | 0.13 | (0.15) |

***Warrants***

At December 30, 2001 and December 31, 2000, the Company had outstanding warrants to purchase a total of 269,000 and 319,000 shares of common stock at prices ranging from $7.55 to $7.63 and $7.43 to $7.63 per share, respectively. These warrants expire at various dates through 2009.

**(11) Litigation**

In January 1997, Austin A. Iodice, who served as the Company's chief executive officer, president and vice chairman from 1993 to 1995 while the Company was engaged in the jewelry business, and Anthony Giglio, who performed the functions of the Company's chief operating officer during this same period, filed separate suits against the Company in the Connecticut Superior Court alleging that the Company had breached the terms of management agreements entered into with them by failing to honor options awarded to them in 1993. The Company maintained that these options had expired in 1996, three months after the plaintiffs ceased to be employed by the Company, as provided in the Company's Long-Term Stock Investment Plan. The plaintiffs maintained that they were agents and not employees of the Company and that, therefore, these options had not expired. On November 30, 2000, immediately prior to the scheduled jury trial, the parties reached settlement of these suits, the terms of which were entered with the court. Under the terms of settlement, the Company paid to the plaintiffs $325,000 on January 2, 2001 and $300,000 on May 1, 2001, and issued options to them on January 2, 2001 to purchase 555,628 shares of common stock in the aggregate at an exercise price of $0.6625 per share. The Company recorded a charge of approximately $1.1 million as a result of this litigation during fiscal year 2000.

The Company is also a party to routine contract and employment-related litigation matters in the ordinary course of its business. No such pending matters, individually or in the aggregate, if adversely determined, are believed by management to be material to the business or financial condition of the Company.

**(12) Savings Incentive and Profit Sharing Plan**

The Company participates in a savings incentive and profit sharing plan (the Plan). All eligible employees may make contributions to the Plan on a pre-tax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. No contributions were made by the Company in 2001, 2000 or 1999.

Certain employees who work for governmental agencies are required to be covered under a separate pension plan. During 2001, 2000 and 1999, the Company recorded approximately $1,596,000, $1,714,000 and $1,492,000, respectively, of expense related to these benefits.

**(13) Lease Commitments**

The Company leases certain office space and equipment. Rent expense for all operating leases in 2001, 2000 and 1999 approximated $3,719,000, $3,406,000 and $2,952,000, respectively.

As of December 30, 2001, future minimum rent payments due under the terms of noncancelable operating leases excluding any amount that will be paid for operating costs are (in thousands):

| | |
|---|---|
| 2002 | $ 3,337 |
| 2003 | 2,846 |
| 2004 | 2,092 |
| 2005 | 1,574 |
| 2006 | 1,168 |
| Thereafter | 3,673 |
| | $14,690 |

**(14) Concentration of Credit Risk**

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents and trade receivables.

The Company maintains cash in bank accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash balances. The Company believes it mitigates such risk by investing its cash through major financial institutions.

At December 30, 2001, the Company had one customer with accounts receivable balances that aggregated 5.7% of the Company's total accounts receivable. At December 31, 2000, the Company had four customers with accounts receivable balances that aggregated 24.6% of the Company's total accounts receivable. One customer accounted for 11.6% of the Company's total revenues for the year ended December 30, 2001. Percentages of total revenues from significant customers were less than 10% for each of the years ended December 31, 2000 and 1999.

**(15) Industry Segment Information**

COMFORCE has determined that its reportable segments can be distinguished principally by the types of services offered to the Company's clients.

The Company reports its results through three operating segments — Staff Augmentation, Human Capital Management Services and Financial Outsourcing Services. The Staff Augmentation segment provides information technology (IT), telecom, healthcare support, and technical and engineering services. The Human Capital Management Services segment provides contingent workforce management services. The Financial Outsourcing Services segment provides funding and back office support services to independent consulting and staffing companies.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." COMFORCE evaluates the performance of its segments and allocates resources to them based on operating contribution, which represents segment revenues less direct costs of operations, excluding the allocation of corporate general and administrative expenses. Assets of the operating segments reflect primarily net accounts receivable associated with segment activities; all other assets are included as corporate assets. The Company does not account for expenditures for long-lived assets on a segment basis.

The table below presents information on the revenues and operating contribution for each segment for the three years ended December 30, 2001, and items which reconcile segment operating contribution to COMFORCE's reported pre-tax income (loss) (in thousands):

| | **December 30, 2001** | December 31, 2000 | December 31, 1999 |
|---|---|---|---|
| Net sales of services: | | | |
| Staff Augmentation | **$301,167** | $336,740 | $321,291 |
| Human Capital Management Services | **124,596** | 131,525 | 103,864 |
| Financial Outsourcing Services | **11,936** | 12,060 | 11,066 |
| | **$437,699** | $480,325 | $436,221 |
| Operating contribution: | | | |
| Staff Augmentation | **$ 31,237** | $ 36,791 | $ 28,989 |
| Human Capital Management Services | **2,622** | 4,724 | 6,147 |
| Financial Outsourcing Services | **6,437** | 9,249 | 8,432 |
| | **40,296** | 50,764 | 43,568 |
| Consolidated expenses: | | | |
| Interest, net | **19,950** | 23,019 | 21,732 |
| Restricted covenant release | **—** | (1,000) | — |
| Write-off of deferred financing costs | **—** | 742 | — |
| Restructuring credit | **—** | — | (163) |
| Depreciation and amortization | **7,835** | 7,424 | 6,824 |
| Corporate general and administrative expenses | **15,431** | 16,847 | 15,044 |
| Litigation Settlement | **—** | 1,056 | — |
| | **43,216** | 48,088 | 43,437 |
| Income (loss) before income tax and extraordinary gain | **$ (2,920)** | $ 2,676 | $ 131 |
| Total assets: | | | |
| Staff Augmentation | **$ 29,226** | $ 51,849 | $ 39,022 |
| Human Capital Management Services | **14,865** | 17,826 | 6,850 |
| Financial Outsourcing Services | **35,938** | 49,392 | 35,861 |
| Corporate | **159,980** | 164,347 | 167,977 |
| | **$240,009** | $283,414 | $249,710 |

**(16) Related Party Transaction**

In September 2001, the Company completed the exchange of $18.0 million principal amount of PIK Debentures for the Company's 8% Convertible Note in the principal amount of $8.0 million, plus $1.0 million in cash. A limited partnership in which John Fanning, the Company's Chairman and Chief Executive Officer, holds the principal economic interest, was the holder of the $18.0 million PIK Debentures that were exchanged for the Convertible Note and cash. Rosemary Maniscalco, a director of the Company, is the general partner of this limited partnership. By virtue of this position, she is deemed to be a beneficial owner of the Convertible Note. Prior to the exchange, the Company received the consent to eliminate certain of the covenants in the indenture governing the PIK Debentures.

The purpose of this transaction was to improve the Company's balance sheet through the exchange of higher interest rate debt (15% per annum) for lower interest rate debt (8% per annum) and the elimination of $10.0 million of debt. No other holder of PIK Debentures accepted the Company's offer of exchange and repurchase on these terms. The Company obtained the opinion of an independent investment banking firm that this transaction was fair to the Company from a financial point of view. See note 8(c).

**(17) Selected Quarterly Financial Data (unaudited)**

(in thousands, except per share data and footnotes)

| **2001** | Quarter | | | | Year End |
|---|---|---|---|---|---|
| | **First** | **Second** | **Third** | **Fourth** | **December 30** |
| Net sales of services | $123,352 | $112,207 | $107,508 | $ 94,632 | $437,699 |
| Gross profit | 26,472 | 23,970 | 21,171 | 18,640 | 90,253 |
| Income (loss) before extraordinary gain | 162 | (401) | (978) | (2,006) | (3,223) |
| Net income (loss) (1) | $ 4,019 | $ (401) | $ 4,428 | $ (2,006) | $ 6,040 |
| Income (loss) per share before extraordinary gain: | | | | | |
| Basic | $ 0.01 | $ (0.02) | $ (0.06) | $ (0.12) | $ (0.19) |
| Diluted | $ 0.01 | $ (0.02) | $ (0.06) | $ (0.12) | $ (0.19) |

| **2000** | Quarter | | | | Year End |
|---|---|---|---|---|---|
| | **First** | **Second** | **Third** | **Fourth** | **December 31** |
| Net sales of services | $106,845 | $117,718 | $120,441 | $135,321 | $480,325 |
| Gross profit | 21,050 | 24,424 | 25,663 | 29,586 | 100,723 |
| Income (loss) before extraordinary gain | (1,542) | 61 | 529 | 555 | (397) |
| Net income (loss) (2) | $ (1,542) | $ 61 | $ 3,189 | $ 679 | $ 2,387 |
| Income (loss) per share before extraordinary gain: | | | | | |
| Basic | $ (0.09) | — | $ 0.03 | $ 0.03 | $ (0.02) |
| Diluted | $ (0.09) | — | $ 0.03 | $ 0.03 | $ (0.02) |

(1) Includes $9.3 million ($0.55 per basic and diluted share) for the year end December 30, 2001; $3.9 million ($0.23 per basic and diluted share) during quarter ended April 1, 2001 and $5.4 million ($0.33 per basic and diluted share) during quarter ended September 30, 2001 relating to the extraordinary gain on the extinguishment of debt.

(2) Includes $2.8 million ($0.17 per basic and diluted share) for the year end December 31, 2000; $2.7 million ($0.16 per basic and diluted share) during the quarter ended September 30, 2000 and $100,000 ($0.01 per basic and diluted share) during the quarter ended December 31, 2000 relating to the extraordinary gain on the extinguishment of debt.

Since per share information is computed independently for each quarter and the full year, based on the respective average number of common shares outstanding, the sum of the quarterly per share amounts does not necessarily equal the per share amounts for the year.

# INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
COMFORCE Corporation:

We have audited the accompanying consolidated balance sheets of COMFORCE Corporation and subsidiaries as of December 30, 2001 and December 31, 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of COMFORCE Corporation and subsidiaries as of December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Melville, New York
March 1, 2002

# CORPORATE INFORMATION

### BOARD OF DIRECTORS

**John C. Fanning**
Chairman of the Board

**Rosemary Maniscalco**
Vice Chairman of the Board
President,
Corporate ImageMakers™

**Kenneth Daley**
Chairman of KFD Associates LLP
Director,
National Medical Health
Card System, Inc.

**Harry V. Maccarrone**
Executive Vice President

**Daniel Raynor**
Managing Partner,
The Argentum Group

**Gordon Robinett**
Consultant,
Command Security

### CORPORATE OFFICERS

**John C. Fanning**
Chairman of the Board and
Chief Executive Officer

**Harry V. Maccarrone**
Executive Vice President,
Secretary and Chief
Financial Officer

**Robert F. Ende**
Senior Vice President,
Finance

**Linda Annicelli**
Vice President,
Administration

### CORPORATE MANAGEMENT

**Diane Claiborne**
Vice President,
Client Service Operations

**Arthur Feltman**
Vice President,
Corporate Counsel

**Teresa Golio**
Vice President,
Corporate Controller

**Kevin Reilly**
Vice President Information Services,
Chief Information Officer

### OPERATING MANAGEMENT

**Staff Augmentation**
*Information Technology Services, Healthcare Support Services, Technical Services and other Staffing Services*

**Bradley Turkin**
Executive Vice President,
Field Operations

**Evan Burks**
Senior Vice President

**Phil Preston**
Senior Vice President

**Robert Senatore**
Senior Vice President

**Telecom Services**

**Romolo Marcucci**
Chief Operating Officer, Telecom

**Steve Carew**
Regional Vice President

**Peter Petix**
Regional Vice President

**Human Capital Management Services**
(PRO Unlimited)

**Andrew Schultz**
President,
PRO Unlimited

**Terrie Weinand**
Executive Vice President,
PRO Unlimited

**Financial Outsourcing Services**

**Martin Orenstein**
Worldwide Director,
THISCO
Computer Consultants Funding Company

**Paul Walters**
General Manager,
Brentwood Service Group
Information Technology Funding and Support

### CORPORATE HEADQUARTERS

COMFORCE Corporation
415 Crossways Park Drive
Woodbury, NY 11797
Tel: 516-437-3300
Fax: 516-437-3392
E-mail: investor@comforce.com

### STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer and
Trust Company
6201 15th Avenue
Brooklyn, NY 11219

### INDEPENDENT AUDITORS OF THE CONSOLIDATED FINANCIAL STATEMENTS

KPMG LLP
1305 Walt Whitman Road
Suite 200
Melville, NY 11747

### LEGAL COUNSEL

Barnes & Thornburg
2600 Chase Plaza
10 South LaSalle St.
Chicago, IL 60603

### FORM 10-K

A copy of COMFORCE Corporation's 10-K, as filed with the Securities and Exchange Commission can be viewed with exhibits on the Internet at http://comforce.com/irsec.html. Copies are also available, without charge, to stockholders upon written request. Such requests and other investor inquiries should be directed to Linda Annicelli, Vice President, Administration at the Company's address above.

### STOCK OWNERSHIP

As of April 15, 2002 COMFORCE had approximately 4,500 stockholders of record and approximately 2,700 beneficial owners of the common stock.

### ANNUAL MEETING

The annual meeting of stockholders of COMFORCE Corporation will take place at 10:00 a.m. on Thursday, June 13, 2002 at The Garden City Hotel, 45 Seventh Street, Garden City, NY 11590. Stockholders of record as of April 30, 2002 will be entitled to vote at this meeting.

### COMMON STOCK INFORMATION

COMFORCE Corporation's common stock is traded on the American Stock Exchange under the symbol CFS. Quarterly high and low sales prices of the common stock were as follows:

### QUARTERLY COMMON STOCK PRICES

| 2001 | High | Low |
|---|---|---|
| First quarter | $2.00 | $1.25 |
| Second quarter | 1.85 | 1.37 |
| Third quarter | 1.40 | 0.81 |
| Fourth quarter | 1.75 | 0.85 |

| 2000 | | |
|---|---|---|
| First quarter | $3.63 | $1.75 |
| Second quarter | 2.19 | 1.25 |
| Third quarter | 2.13 | 1.25 |
| Fourth quarter | 2.00 | 1.25 |

The 2001 Annual Report is available online at http://comforce.com/irnews.html. For major press releases and other information, please visit our website at www.comforce.com.

DESIGN: GRECO & DIMI, INC. NY / www.grecoanddimi.com

COMFORCE®
CORPORATION

415 Crossways Park Drive, Woodbury, NY 11797
Tel: 516-437-3300 • Fax: 516-437-3392
web site: www.comforce.com • e-mail: investor@comforce.com